Exhibit 1

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

November 29, 2013

FORWARD

Tabular dollars are in millions of Canadian dollars, except per share amounts or unless otherwise indicated. Management’s Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Statements included in this Management’s Discussion and Analysis that are not historic constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements include, but are not limited to, statements about future capital expenditures, asset dispositions, financial guidance for future performance, business strategies and measures to implement strategies, competitive strengths, expansion and growth of Shaw’s business and operations and other goals and plans. They can generally be identified by words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “target”, “goal” and similar expressions (although not all forward-looking statements contain such words). All of the forward-looking statements made in this report are qualified by these cautionary statements.

Forward-looking statements are based on assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances as of the current date. These assumptions include, but are not limited to, general economic conditions, interest and exchange rates, technology deployment, content and equipment costs, industry structure, conditions and stability, government regulation and the integration of recent acquisitions. Many of these assumptions are confidential.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

You should not place undue reliance on any forward-looking statements. Many factors, including those not within Shaw’s control, may cause Shaw’s actual results to be materially different from the views expressed or implied by such forward-looking statements, including, but not limited to, general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in this report under the heading “Known events, trends, risks and uncertainties”. The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

The Corporation provides certain financial guidance for future performance as the Corporation believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The Company’s financial guidance may not be appropriate for this or other purposes.

Any forward-looking statement speaks only as of the date on which it was originally made and, except as required by law, Shaw expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect any change in related assumptions, events, conditions or circumstances.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

I.	INTRODUCTION TO THE BUSINESS

A.	Company overview – core business and strategies

Shaw Communications Inc. (“Shaw” or the “Company” or “Corporation”) is a diversified Canadian communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.3 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and numerous specialty networks. It provides customers with high-quality entertainment, information and communications services, utilizing a variety of distribution technologies.

Shaw’s business is encapsulated within its vision statement: “We, the leading entertainment and communications company, deliver exceptional customer experience through outstanding people sharing Shaw values.”

Shaw’s strategy is to maximize shareholder value through the generation of free cash flow.1 The key elements of this strategy include: leveraging its network infrastructure and programming assets to offer customers a wider variety of products and services; enhancing existing products to provide greater value to customers; providing exceptional customer service; bundling product offerings to provide value to both Shaw and the customer; and focusing on sound capital management and operational efficiencies to maintain a competitive edge.

The strategy also includes promoting brand awareness, strengthening the Shaw name from coast to coast. The Shaw brand is synonymous with diverse product offerings and high-quality customer service.

During 2013 the Company operated three principal business segments: (1) Cable – comprised of cable television, Internet, Digital Phone and Shaw Business operations; (2) Satellite –comprised of direct-to-home (“DTH”) and Satellite Services; and (3) Media – comprised of television broadcasting. As a percentage of Shaw’s consolidated revenues for the year ended August 31, 2013, the Cable, Satellite and Media divisions represented approximately 63%, 16% and 21% of Shaw’s business, respectively. During 2013 Shaw’s businesses generated consolidated revenues of $5.1 billion.

A fourth business segment, Wireless, was in the development/construction stage during 2010 and 2011. During 2008 the Company participated in the Canadian Advanced Wireless Spectrum (“AWS”) auction and was successful in acquiring 20 megahertz of spectrum across most of its cable footprint. In March 2010 the Company commenced activities on a traditional wireless infrastructure build and late in 2011, after completing a strategic review of this initiative, concluded that the economics as a new entrant would be extremely challenging, even with the Company’s established base and considerable strengths and assets. Shaw decided to not pursue a traditional wireless business and instead is focusing on initiatives that align with leveraging its Media and programming assets, and strengthening its leadership position in broadband and video. During 2013 the Company entered into an agreement with Rogers Communications Inc. (“Rogers”) to grant Rogers an option to acquire its wireless spectrum licenses. The potential option exercise for the sale of the wireless spectrum licenses is subject to various regulatory approvals and is expected to occur in fiscal 2015.

[1]	See definitions under key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

The description of these operating business segments, including more specific details for the last two fiscal years follows.

B.	Description of the business

(i)	Cable

Shaw’s Cable operations provide Cable television, Internet, and Digital Phone services to residential and business customers. These services are delivered through an extensive fibre optic and co-axial cable distribution network.

Shaw’s strategy is to leverage its network by providing additional services beyond traditional cable television. In past years, it enhanced the quality, depth and capacity of its plant and network infrastructure through significant capital investments, and the plant and network is essentially fully digital and two-way capable. These investments enabled Shaw to expand its service offerings to include digital programming, On Demand programming, High Definition (“HD”) television including three dimensional (“3D”) HD, Internet, and Digital Phone. During 2013 Shaw continued a major upgrade of its network to convert television analog tiers to digital (the Digital Network Upgrade or “DNU”). This upgrade, which is now substantially complete, significantly increases the capacity of the Shaw network and allows the Company to expand its Internet, HD and On Demand offerings. Shaw’s investments in plant infrastructure will accommodate further growth opportunities. Shaw continues to invest in technology initiatives to recapture bandwidth and optimize its network, including increasing the number of nodes on the network and using advanced encoding and digital compression technologies such as MPEG-4.

To take advantage of potential administrative, operating and marketing synergies that arise from larger, focused operations, Shaw has consolidated its position as the dominant provider of cable services in Western Canada. Approximately 70% of the Company’s cable television subscribers are clustered in and around five major urban markets in Western Canada: Vancouver and Victoria, British Columbia; Calgary and Edmonton, Alberta; and Winnipeg, Manitoba. The balance of Shaw’s subscribers are mainly in smaller regional clusters, linked via fibre either to each other or to larger markets. These markets include the Okanagan region, British Columbia (Kamloops, Kelowna, Penticton, Vernon); Saskatoon/Prince Albert/Moose Jaw/Swift Current, Saskatchewan; and Thunder Bay/Sault Ste. Marie, Ontario.

During 2013, Shaw completed the disposition of Mountain Cablevision Limited (“Mountain Cable”), a cable system located in Hamilton, Ontario.

Shaw has a customer-centric strategy designed to deliver high-quality customer service, simplicity and value to its customers through various bundled service offerings for its Cable television, Internet and Digital Phone services. The benefits of bundling to customers include the convenience of “one-stop shopping” and value pricing. The benefits to Shaw include retention of existing customers (churn reduction); attraction of new customers; incremental penetration as customers upgrade to additional services offered in a bundle; and operational efficiencies through centralized billing and customer care.

A more detailed description of each of the principal operations comprising the Company’s Cable segment is set forth below.

Cable Television

The Company’s initial core business was cable television services, which today provides the customer base and physical infrastructure for much of the Company’s distribution service

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

businesses. The Company is one of the largest cable television providers in Canada. As at August 31, 2013, Shaw served approximately 2.0 million cable television customers in five provinces (British Columbia, Alberta, Saskatchewan, Manitoba and certain portions of Ontario), representing approximately 29% of the Canadian cable television market.

The Company’s cable television business is operated through its extensive fibre optic and co-axial cable distribution network. Shaw’s fibre backbone and interconnect network link its cable systems and subscribers together. Shaw receives originating television signals at its head-end sites and re-transmits these signals via its network to customers’ homes in its cable serving areas. Digital cable customers receive additional services via digital cable terminals (“DCTs”) which translate encrypted signals delivered to customers’ homes over Shaw’s network. With the initial completion of DNU, only the legacy basic cable service is delivered via analog signals. Currently, over 92% of Shaw’s cable customers are Digital cable customers.

Digital cable significantly expands the range of services that may be offered to a subscriber and extends programming capacity. Digital cable also enhances picture and sound quality and provides the platform from which Shaw has launched, and expects to continue to be able to launch, new revenue-generating video and interactive services. Shaw offers customers a variety of DCTs for purchase or rent.

To its Digital subscribers, Shaw offers On Demand viewing options, including Pay-Per-View (“PPV”), Video-on-Demand (“VOD”), and Subscription VOD (“SVOD”) services. The PPV service allows customers to select and pay for specific programs which are available on various channels with different start times. The VOD and SVOD services enable customers to select programming from a library of titles through an on-line ordering system or directly through the set-top interactive program guide, and to view the programming on their television at a time of their choosing, with pause, skip backward and skip forward functionality. On Demand programming includes movies, sports, concerts and other special events, with prices dependent on the nature of the programming. Shaw also offers a wide variety of free On Demand programming including hit TV series, movies, events, music videos and more.

Of the Company’s cable television customers, over 1.2 million have HD capabilities. Shaw continues to launch HD channels which offer superior picture detail and sound quality in a format that fully utilizes the capabilities of wide screen, HD ready televisions. In support of HD, Shaw offers for purchase or rent DCTs which support the decoding and processing of HD content, as well as DCTs which incorporate HD and Personal Video Recorder (“PVR”) features including the Gateway whole home HDPVR solution that connects to up to six TVs in a home.

In 2012, Shaw launched the first phase of its TV Everywhere service, Shaw Go, which allows customers streaming access to TV shows, sporting events and movies on popular mobile devices. The Company continues to expand its selection of services available through Shaw Go and currently offers Global Go, Movie Central, NFL Sunday Ticket, and NBA League Pass apps.

Internet

Leveraging its cable television infrastructure, Shaw provides high-speed Internet access services to residential and business subscribers in almost all of its operating areas. The Company currently offers a wide variety of residential Internet service levels to match the speed, usage and budget requirements of its subscribers. Similar to its residential Internet service, Shaw also offers a variety of Internet services for small and medium business customers. As at August 31, 2013, there were approximately 1.9 million subscribers to Shaw’s Internet access services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

In providing its Internet access services, Shaw leverages DOCSIS 3.0 technology which has enabled the Company to increase the capabilities and reliability of its network by increasing the capacity and throughput of both the upstream and downstream portions of Shaw’s cable infrastructure. Upgrades and enhancements of its capital infrastructure are ongoing, strengthening the Company’s Internet backbone and decreasing the average node size.

During 2013, Shaw continued the build out of its managed carrier-grade WiFi network, Shaw Go WiFi, which extends a customer’s broadband experience beyond their home. The service was launched in 2012 on a trial basis in select cities, and is now available in most areas served by Shaw. In addition, Shaw reached agreements with a number of cities to expand Shaw Go WiFi service to public areas within those cities. WiFi is in virtually all portable consumer devices and customers are actively seeking WiFi hotspots to reduce data costs and improve their wireless broadband experience.

Shaw operates two Internet data centres in Calgary, Alberta and several smaller regional centres. The data centres allow the Company to manage its Internet services exclusively, providing e-mail service directly to its customers using “@shaw.ca” e-mail addresses, provisioning web space, and managing backbone connectivity and peering arrangements. The centres also host Shaw customers’ most popular web content locally.

During 2013 the Company continued construction of a new data centre in Calgary that will allow it to stay ahead of the technology curve being able to handle new innovations as they are adopted, such as the WiFi network initiative. The data centre will incorporate energy efficient cooling systems allowing Shaw to reduce the environmental impact. The centre is planned to be complete in fiscal 2015.

Digital Phone

In 2005 Shaw entered the “triple play” market of voice, video and data services with the launch of Shaw Digital Phone, a reliable, fully featured and affordable residential telephone service. Since then, the Company expanded its Digital Phone footprint and currently offers the service to 95% of homes passed. As at August 31, 2013, Shaw had over 1.3 million Digital Phone lines (primary and secondary lines on billing).

Shaw Digital Phone offers packages tailored to meet the needs of residential subscribers with varying levels of included long distance and calling features. Similar to the residential packages, Shaw offers a variety of Shaw Business products for home based or smaller businesses including managed and hosted private branch exchanges (“PBX”) and a primary rate interface (“PRI”) service for medium and larger businesses.

Shaw Digital Phone utilizes PacketCable technology and DOCSIS specifications. Customers’ existing phone lines are connected into modems usually installed at the location of the central wiring in the customers’ premises. The modem converts the voice conversation (sounds waves) into digital IP packets that are carried to an IP-based telephone switch (“softswitch”). At this point, the packets are transformed again into traditional telephone signals for connection to the public switched telephone network or may be routed through the IP network to the called party.

Unlike internet phone providers who use the internet to route calls, Shaw’s Digital Phone service uses Shaw’s own private managed broadband network and the public switched telephone network to route calls, allowing the Company to ensure a consistent level of quality and reliability to its phone customers.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Shaw Business

Shaw Business is responsible for the development and management of the national fibre network that is the primary Internet backbone for Shaw’s broadband Internet customers. This backbone network is also used to carry Shaw Digital Phone capacity and video signals. In addition, Shaw Business provides services to small and medium size business, Internet Service Providers (“ISPs”), cable companies, broadcasters, governments and other organizations that require end-to-end Internet, data and voice connectivity. Shaw Business is also a major account and wholesale provider offering third parties advanced high speed data connectivity and Internet services in Canada and the United States. Its offerings currently include data, voice and video transport and Internet connectivity services. It also continues to establish public and private peering arrangements with high speed connections to major North American, European and Asian network access points and other tier-one backbone carriers.

During 2013, Shaw completed the acquisition of ENMAX Envision Inc. (“Envision”), a company providing leading telecommunication services to Calgary business customers, for approximately $225 million, excluding working capital adjustments. The transaction expands Shaw’s Business initiatives in Calgary and significantly enhances the profile of Shaw Business in the competitive Calgary marketplace.

The Shaw Business network includes multiple fibre capacity on two diverse cross-North America routes. The Company’s southern route principally consists of approximately 6,400 route kilometres (4,000 miles) of fibre located on routes between Vancouver (via Calgary, Winnipeg, Chicago, Toronto and Buffalo) and New York City and between Vancouver and Sacramento. The northern route consists of approximately 4,000 route kilometres (2,500 miles) of fibre between Edmonton (via Saskatoon, Winnipeg and Thunder Bay) and Toronto. This route provides redundancy for the existing southern route. Shaw Business also maintains a marine route consisting of approximately 330 route kilometres (200 miles) located on two fibres from Seattle to Vancouver Mainland (via Victoria). In addition, Shaw Business has secured additional capacity to connect the cities of Toronto to New York City, Seattle to Vancouver and Edmonton to Toronto.

(ii)	Satellite

Shaw’s Satellite operations own and lease, directly and indirectly, satellite transponders that receive and amplify digital signals and transmit them to receiving dishes located within the footprint covered by the satellite. Shaw Direct and Satellite Services businesses share the satellite infrastructure distributing digital video and audio signals to different markets (residential and business), thereby allowing the Company to derive distinct revenue streams from different customers using a common platform.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Satellite’s interest in these transponders is set forth in the table below.

Satellite	Transponders	Nature of Satellite Interest
Anik G1	16 Ku-band	Leased

Anik F2	16 Ku-band	Owned
	6 Ku-band	Leased
	2 Ku-band (partial)	Leased

Anik F1R	28 Ku-band	Leased
	1 C-band	Leased

Intelsat Galaxy 16	1 Ku-band (partial)	Leased

A more detailed description of each of the principal operations comprising the Company’s Satellite segment is set forth below.

Shaw Direct

Shaw Direct is one of three DTH satellite operators licensed by the Canadian Radio-television Telecommunications Commission (the “CRTC” or “Commission”) to deliver digital subscription video and audio programming services from satellites directly to subscribers’ homes and businesses. Shaw Direct began its national roll-out of digital DTH services in 1997 and as at August 31, 2013 had approximately 904,000 subscribers.

The market for Shaw Direct’s digital DTH services can be divided into three principal categories: households not served by cable and typically having access to a limited number of broadcast services; households underserved by cable (i.e. served by cable systems that offer fewer than 80 channels); and households that receive full service cable (80 or more channels), primarily in urban areas. Other potential customers include commercial, institutional and recreational facilities interested in video and audio programming. Shaw Direct’s subscribers have the option of choosing from a menu of programming packages designed to target and accommodate subscriber interests, primary language, income level and type of household. Such packages are marketed through Shaw Direct and a nation-wide distribution network of third party retail locations.

With the launch of Anik G1 in the latter half of 2013, Shaw Direct’s satellite television services capacity expanded by approximately 30 percent through the long term lease of 16 national transponders. The new transponders provide bandwidth for expanded subscriber choice, including new HD channels and other advanced services. The additional transponders also provide enhanced service quality, acting as important in-orbit back-up capacity. During 2013 Shaw Direct continued to install compatible outdoor equipment so that many customers were able to immediately access the new capacity once it became available.

With three satellites (Anik F2, Anik F1R and Anik G1) whose signals are received by subscribers through an elliptical dish, Shaw Direct offers over 650 digital video and audio channels, including over 210 HD channels. Shaw Direct’s programming line-up offers the majority of television services that are available in Canada, including local over-the-air broadcasters, national networks, specialty channels, U.S. and foreign channels, adult programming and ethnic services. In addition, during 2012 Shaw Direct began to offer a streaming VOD service through the satellite receiver. Shaw Direct’s VOD service currently provides customers with

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

access to over 10,000 movie and TV titles and series. Shaw Direct continues to transition to advanced modulation and encoding technology, including MPEG-4, for its programming allowing it to increase its channel capacity.

Satellite Services

Satellite Services operations include two primary businesses, Shaw Broadcast Services and Shaw Tracking.

Shaw Broadcast Services redistributes television and radio signals via satellite to cable operators and other multi-channel system operators in Canada and the U.S., referred to as a satellite relay distribution undertaking (“SRDU”), and provides uplink and network management services for conventional and specialty broadcasters on a contract basis.

Shaw Broadcast Services currently provides SRDU and signal transport services to approximately 350 distribution undertakings, primarily cable operators, and redistributes approximately 450 television signals and over 100 audio signals in both English and French to multi-channel system operators. Shaw Broadcast Services also offers HITS/QT and QT Plus (Headend In the Sky/Quick Take), which allow small and medium size cable companies to offer digital signals to subscribers with a substantially reduced capital outlay. HITS/QT and QT Plus facilitate increased availability and penetration of digital services in Canada and add incremental revenues to Shaw Broadcast Services from the additional services provided to smaller cable companies.

Shaw Broadcast Services’ uplink and network management services include backhaul (transport of signals to the uplink site), uplink (delivery of signal to the satellite so that it can be distributed to cable operators and other distributors), bandwidth, authorization and signal monitoring. Shaw Broadcast Services currently provides such services to over 130 specialty and pay broadcasters across Canada, as well as to Canadian pay audio providers.

Shaw Tracking provides asset tracking and communication services to approximately 700 companies in the transportation industry in Canada, with over 50,000 vehicles using its services. Shaw Tracking’s services capture all related information pertaining to an asset (i.e. location, performance and productivity measures) and effectively integrate into a carrier’s fleet management system. Via satellite, cellular and Bluetooth networks, Shaw Tracking provides immediate real time visibility to a company’s fleet and freight. Shaw’s services and solutions target a wide variety of segments of transportation across Canada.

(iii)	Media

Through a series of transactions in 2010 and 2011, Shaw acquired 100% of the broadcasting business of Canwest Global Communications Corp. (“Canwest”) including CW Investments Co. (“CW Media”), the company that owned the specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. The acquisition of Shaw’s Media business included the Global Television Network (“Global”) and a leading portfolio of Specialty services. Technology is driving change in the Canadian Broadcasting system, transforming content distribution and viewership. This strategic acquisition allows Shaw to unite broadcasting services and content with its advanced distribution platforms to offer customers strong choices in this rapidly evolving landscape.

The Canadian television broadcasting market is comprised of a number of English, French, and third language stations and services that operate in different segments of the market. The “Conventional” broadcast sector includes government owned public networks, such as the

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Canadian Broadcasting Corporation (“CBC”), as well as privately owned station groups and networks, such as Global and the CTV Television Network (“CTV” owned by BCE Inc.). The “Specialty and Pay” sector includes Specialty television services, such as Showcase, History, HGTV Canada, TSN (owned by BCE Inc.), and Sportsnet (owned by Rogers), which provide special interest programming including news, sports, arts, lifestyle and entertainment programming.

Global reaches approximately 95% of Canada’s population through 12 over-the-air (“OTA”) conventional television stations. Global offers a programming mix of entertainment programs and news that includes hit programs such as Bones, Glee, NCIS:LA, Hawaii Five-O, Rookie Blue, Elementary and the reality series Survivor, Big Brother and Big Brother Canada. Global offers news through its early-evening network newscast Global National and delivers local news programs to a number of markets. Global expanded its news line-up in 2012 with the launch of morning news programming in Toronto, Regina, Saskatoon and Winnipeg, and in 2013 with the launch of morning news programming in Montreal and Halifax.

The Specialty television services owned and operated by the Media division comprise 19 channels, including History, Food Network Canada, Showcase, HGTV Canada, Slice and National Geographic Canada. The Company also has an interest in several non-operated channels including two French language specialty television services. In 2012 Media launched National Geographic Wild, a channel dedicated to wildlife programming, rebranded two existing channels as Lifetime and H2, and acquired the remaining equity interest in Mystery. In 2013 Media launched Global News: BC1, a dedicated 24 hour all news Specialty channel in the province of British Columbia and acquired the remaining equity interest in TVtropolis (subsequently rebranded DTOUR). During 2013 Media also entered into a number of transactions with Corus Entertainment Inc. (“Corus”) to optimize its portfolio of specialty channels, agreeing to sell its interest in ABC Spark, Historia and Series+ and to acquire an additional 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions were completed during the year, with the remaining transactions expected to close in 2014.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

The following table sets forth all of the Specialty services in which the Company holds an interest:

Specialty Services Operated	% Equity Interest
Showcase	100%
Slice	100%
History	100%
H2	100%
HGTV Canada	67%
Food Network Canada	71%
Action	100%
Lifetime	100%
National Geographic Canada	50%
National Geographic Canada Wild	50%
BBC Canada	50%
Twist TV	100%
IFC Canada	100%
DIY	67%
DTOUR	100%
MovieTime	100%
DejaView	100%
Mystery	100%
Global News: BC1	100%

Specialty Services Not Operated	% Equity Interest
Historia	50%
Series+	50%

C.	Seasonality and other additional information concerning the business

(a)	Seasonality and customer dependency

Although financial results of the Cable and Satellite business segments are generally not subject to significant seasonal fluctuations, subscriber activity may fluctuate from one quarter to another. Subscriber activity may also be affected by competition and varying levels of promotional activity undertaken by the Company. Shaw’s Cable and Satellite businesses generally are not dependent upon any single customer or upon a few customers.

The Media business segment financial results are subject to fluctuations throughout the year due to, among other things, seasonal advertising and viewing patterns. In general, advertising revenues are higher during the fall, the first quarter, and lower during the summer months, the fourth quarter. Expenses are incurred more evenly throughout the year. The Specialty services are dependent on a small number of broadcast distribution undertakings (“BDUs”) for distribution of the services.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

(b)	Environmental matters

Shaw’s operations are subject to environmental regulations, including those related to electronic waste. A number of provinces have enacted regulations providing for the diversion of certain types of electronic waste through product stewardship programs (“PSP”). Under a PSP, companies who sell designated products in or into a province are required to participate in or develop an approved program for the collection and recycling of designated electronic materials and, in some cases, pay a per-item fee. Such regulations have not had, and are not expected to have, a material effect on the Company’s earnings or competitive position.

(c)	Foreign operations

Shaw does not have material foreign assets or operations.

Shaw Business U.S. Inc., a wholly-owned subsidiary of the Company, has entered into an indefeasible right of use (“IRU”) with respect to a portion of a United States fibre network and owns certain other fibre and facilities in the United States. Shaw Business U.S. Inc. commenced revenue-generating operations in the United States in 2002. Its revenues for the year ended August 31, 2013 were not material.

(d)	Employees

As at August 31, 2013, the Company employed approximately 14,500 people.

D.	Government regulations and regulatory developments

Substantially all of the Corporation’s business activities are subject to regulations and policies established under various Acts (Broadcasting Act (Canada) (“Broadcasting Act”), Telecommunications Act (Canada) (“Telecommunications Act”), Radiocommunication Act (Canada) (“Radiocommunication Act”) and Copyright Act (Canada) (“Copyright Act”)). Broadcasting and telecommunications are generally administered by the CRTC under the supervision of the Department of Canadian Heritage (“Canadian Heritage”) and Department of Industry (“Industry Canada”), respectively.

Pursuant to the Broadcasting Act, the CRTC is mandated to supervise and regulate all aspects of the broadcasting system in a flexible manner. The Broadcasting Act requires BDUs to give priority to the carriage of Canadian services and to provide efficient delivery of programming services. The Broadcasting Act also sets out requirements for television broadcasters with respect to Canadian content. Shaw’s businesses are dependent upon licenses (or operate pursuant to an exemption order) granted and issued by the CRTC and Industry Canada.

Under the Telecommunications Act, the CRTC is responsible for ensuring that Canadians in all regions of Canada have access to reliable and affordable telecommunication services of high-quality. The CRTC has the authority to forbear from regulating certain services or classes of services provided by a carrier if the CRTC finds that there is sufficient competition for that service to protect the interests of users. All of Shaw’s telecommunication retail services have been forborne from regulation and are not subject to price regulation. However, regulations do impact certain terms and conditions under which these services are provided.

The technical operating aspects of the Corporation’s businesses are also regulated by technical requirements and performance standards established by Industry Canada, primarily under the Telecommunications Act and the Radiocommunication Act.

Pursuant to the Copyright Act, the Copyright Board of Canada oversees the collective administration of copyright royalties in Canada, including the review and approval of copyright tariff royalties payable to copyright collectives by BDUs and television broadcasters.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

The sections below include a more detailed discussion of various regulatory matters and recent developments specific to Shaw’s businesses.

Licensing and ownership

For each of its cable, DTH and SRDU undertakings, the Corporation holds a separate broadcasting license or is exempt from licensing. In November 2010, the majority of cable undertakings owned and operated by the Corporation were renewed by the CRTC for a five-year period ending August 31, 2015. Two cable licenses are scheduled for renewal in 2014. The licenses of the Corporation’s DTH and SRDU undertakings were recently renewed by the CRTC for a seven year period ending August 31, 2019. Shaw has never failed to obtain a license renewal for its cable, DTH or SRDU undertakings.

The Company also holds a separate license for each of its conventional OTA television stations and each Specialty service. These CRTC broadcasting licenses must be renewed from time to time and cannot be transferred without regulatory approval. The majority of the Corporation’s licenses for its OTA television stations and specialty services were renewed for a five-year term ending August 31, 2016. The renewal decision implemented an expenditure-based regulatory regime, whereby the Corporation must expend a certain percentage of its prior-year revenues from its conventional OTA and specialty services on Canadian content, and also on specific categories of Canadian programs defined as “programs of national interest”. These obligations are imposed on an individual license basis. With certain restrictions, the Corporation may share these regulatory obligations between and among its various conventional OTA and specialty licenses.

The potential for new or increased fees through regulation

Effective September 1, 2009, each licensed BDU was required to contribute 1.5% of its gross revenues derived from broadcasting to the Local Programming Improvement Fund (“LPIF”) to support local television stations operating in non-metropolitan markets. Exempt systems were not required to contribute to the LPIF. In July 2012, the Commission determined that it was inappropriate to maintain the LPIF in the long term and that it would phase out the LPIF over the two subsequent broadcast years. Accordingly, for the 2012-2013 broadcast year, the LPIF contribution rate was reduced from 1.5% to 1.0%. For the 2013-2014 broadcast year, the LPIF contribution rate is further reduced to 0.5%. As of September 2014, the LPIF will be discontinued.

In October 2008 the CRTC announced a change in its policy regarding the delivery of distant signals by licensed BDUs. Under the new policy, licensed cable BDUs must obtain the consent of an OTA broadcaster to deliver its signal in a distant market. DTH distribution undertakings can distribute a local over-the-air television signal without consent within the province of origin, but must obtain permission to deliver the over-the-air television signal beyond the province of origin unless the DTH distribution undertaking is required to carry the signal on its basic service.

In May 2011 the CRTC released its new DTH satellite distribution policy, pursuant to which it requires Shaw Direct to distribute, in standard definition, all conventional OTA stations that conform to LPIF eligibility requirements. The CRTC did not introduce any specific rules with respect to the permitted scope of distribution of local stations or any new rights of remuneration. Shaw Direct met these requirements during 2013.

In March 2010 the CRTC introduced a new value for signal (“VFS”) regime to allow privately-owned local television stations to negotiate a value for the distribution of their programming

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

with cable and satellite companies. On December 19, 2012 the Supreme Court of Canada concluded that the CRTC lacks authority under the Broadcasting Act to implement a VFS regime. Accordingly, there remains no requirement for cable and satellite undertakings to negotiate consent for the distribution of local television stations.

Consultation on Television

On October 24, 2013, the Commission initiated a “conversation with Canadians”, which will lead to a major review, over the course of calendar 2014, of the regulatory and policy framework for television. While the outcomes of the hearing are uncertain, this review could lead to changes in the regulatory requirements applicable to television programming and broadcasting distribution undertakings, in particular those pertaining to the manner in which packaging and standalone programming service options are offered to customers.

Throne Speech and Government Direction

The Speech from the Throne, delivered on October 16, 2013 included a statement indicating that the Government believes Canadians should have more ability to choose unbundled television channels, while protecting Canadian jobs. On November 14, the Minister of Canadian Heritage released an Order-in-Council (“OIC”) requiring the CRTC to report to the Government by April 30, 2014 on how the ability of Canadian consumers to subscribe to pay and specialty television services on a service-by-service basis can be maximized, having regard to the broadcasting and regulatory objectives of the Broadcasting Act as well as specific issues including the effect of any proposed measures on: consumers with respect to affordability, distributors, pay and specialty services, costs of rights acquisitions, distribution undertakings, and independent producers. In addition, the OIC makes it clear that any proposed measures to maximize consumers’ ability to subscribe service-by-service ensure that a consumer receives a predominance of Canadian services and that Canadian programming services continue to be given priority. These developments could ultimately lead to changes in the regulatory requirements applicable to television programming and broadcasting distribution undertakings and, in particular, those pertaining to the manner in which packaging and standalone programming service options are offered to customers.

Genre exclusivity

The CRTC has indicated its intention to review the Genre Protection Policy in 2014. This policy applies specifically to Category A specialty services, which are licensed on a one-per-genre basis and enjoy broad protection from direct competition within their respective programming genres. As a result of this proceeding, or pursuant to Commission-proposed measures in response to the OIC or following the Commission’s consultation on television, the policy could be removed entirely or for specific programming genres.

Access rights

Shaw’s cable systems require access to support structures, such as poles, strand and conduits of telecommunication carriers and electric utilities, in order to deploy cable facilities. Under the Telecommunications Act the CRTC has jurisdiction over support structures of telecommunication carriers, including rates for third party use. The CRTC’s jurisdiction does not extend to electrical utility support structures, which are regulated by provincial utility authorities. Following a 2010 decision by the CRTC to significantly increase certain support structure rental rates, the CRTC approved in July 2011 a new charge for the Corporation’s attachments to the service poles of telecommunications carriers equal to the normal pole charge. Charges for service poles are retroactive to the July 2011 CRTC decision.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Under the Telecommunications Act, the Corporation may construct facilities in roadways and other public places with the consent of the municipality. In 2011, the CRTC initiated a process whereby a working group of industry and municipal representatives developed a non-binding model municipal access agreement. In November 2013, the CRTC approved the consensus recommendations of the working group for the model agreement and determined that certain non-consensus items, including indemnification, fees, and relocation costs, are to be negotiated between a carrier and a municipality.

New media and Internet

In June 2009 the CRTC issued its decision on “new media” by extending its exemption of the provision of digital media broadcasting undertakings for another five years. It also decided against imposing any regulatory measures, including financial contribution requirements on ISPs, to support Canadian new media content.

Shaw is mandated by the CRTC to provide Third Party Internet Access (“TPIA”) service, which enables independent ISPs to provide Internet services at premises served by Shaw’s network. In 2011, the CRTC reviewed the billing model for TPIA services, TPIA rates and whether usage based billing may be applied to TPIA services. In the decision that followed its review (the “Wholesale Internet Access Decision”), the CRTC approved two billing models, a flat-rate model in which the TPIA rate includes access and usage and a capacity-based model in which access and capacity usage are billed separately. Shaw is currently approved to provide TPIA service under the flat-rate model although Shaw may elect to move to a capacity-based model in the future. The CRTC is currently reviewing the regulatory regime for several wholesale competitor services, including TPIA, through a public consultation that launched in October 2013.

In September 2013, a consortium of independent ISPs filed an application with the CRTC requesting changes to the TPIA service. If the CRTC mandates the changes to TPIA as requested in the application, this would require Shaw to dedicate additional resources to address specific service order processing, IT system and billing system changes.

In late 2010 Parliament passed anti-spam legislation, which has not yet come into force. Canada’s anti-spam legislation (“CASL”) sets out a comprehensive regulatory regime regarding on-line commerce, including requirements to obtain consent prior to sending commercial electronic messages and installing computer programs. Compliance with CASL will require Shaw to review and update its current practices with respect to marketing and other communications with customers.

Shaw and other telecommunications providers had expected that they would need to review and potentially upgrade their interception and other systems to comply with anticipated lawful access requirements. In February 2013, the Government announced that it would not be proceeding with its planned lawful access legislation, Bill C-30, An Act to enact the Investigating and Preventing Criminal Electronic Communications Act (the “Bill”) and related plan to amend the Criminal Code and other Acts. The Government indicated that its decision not to proceed was in response to the expressed concerns of Canadians regarding the Bill. The legislation would have required telecommunications service providers to provide subscriber information without a warrant and for ISPs to establish and maintain capabilities to facilitate the lawful interception of information transmitted by telecommunications and to provide information about subscribers to law enforcement agencies.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

In November 2013 the Government introduced Bill C-13, An Act to amend the Criminal Code, the Canada Evidence Act, the Competition Act and the Mutual Legal Assistance in Criminal Matters Act (the “Bill C-13”) which would, if passed, expand the lawful access powers of the Government and introduce new requirements for telecommunications providers to preserve and produce subscriber information. Consistent with the Government’s decision not to proceed with Bill C-30, almost all of the newly proposed measures under Bill C-13 are subject to judicial oversight and do not require the provision of information without a warrant or discharge of a burden of proof. However, should the requirements of Bill C-13 become law, Shaw and other telecommunications providers will need to review and potentially upgrade their interception and other systems to comply with new lawful access requirements.

In early 2013 the CRTC initiated a proceeding to consider introducing mandated Video Relay Services (“VRS”) in Canada. VRS allows deaf, hard-of-hearing and speech impaired persons to use third party sign-language interpreter services to make and receive telephone calls. The service has been available in the United States for over a decade. The CRTC is also considering if the service would be funded through a levy on telecommunications revenues of telecommunication carriers, including Shaw.

Digital transition

In July 2009 the CRTC identified the major markets where it expected conventional television broadcasters to convert their full-power OTA analog transmitters to digital transmitters by August 31, 2011. The conversion from analog to digital has freed up spectrum for government auction.

The Corporation completed the digital transition in all mandatory markets as of August 31, 2011. In 2012 and 2013 the Corporation commenced converting transmitters in non-mandatory markets and expects to be complete in 2016.

Vertical integration

The Commission recognizes that vertical integration can be beneficial and that it also has potential to enable preferential treatment. In view of increasing industry consolidation and vertical integration, the CRTC issued a vertical integration policy in September 2011. The policy introduced new safeguards in addition to various regulatory mechanisms that already exist, including a prohibition on the distribution of television programs on an exclusive basis on new media and a reverse onus of proof in cases where undue preference is alleged in connection with the terms of distribution of any programming service. New measures also include a code of conduct governing commercial relations and interactions between and among broadcast distributors, programmers and new media undertakings, and a standstill requirement prohibiting a distribution undertaking from changing the terms of distribution or carriage pending the resolution of a dispute.

The CRTC imposed certain parts of the code as conditions of license upon BCE in its recent acquisition of Astral Media Inc. Uncertainty remains as to the extent to which the CRTC will seek to impose such conditions of licence and the ultimate impact of the CRTC decision introducing the new safeguards and to formalize code of conduct requirements as conditions of license. The code of conduct is applied on a case-by-case basis when disputes arise. The new safeguards could have an impact on the Corporation.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Limits on non-Canadian ownership and control for broadcasting undertakings

Non-Canadians are permitted to own and control, directly or indirectly, up to 33.3% of the voting shares and 33.3% of the votes of a holding company that has a subsidiary operating company licensed under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the licensee may be owned and controlled, directly or indirectly, by non-Canadians. As well, the chief executive officer (CEO) and not less than 80% of the board of directors of the licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licensee level. Neither the holding company nor the licensee may be controlled in fact by non-Canadians, the determination of which is a question of fact within the jurisdiction of the CRTC.

The same restrictions apply to certain Canadian carriers pursuant to the Telecommunications Act and associated regulations and the Radiocommunication Act and associated regulations, except that there is no requirement that the CEO be a resident Canadian. In March 2012, the government announced its intention to amend the Telecommunications Act to remove Canadian ownership requirements for wire-line and wireless telecommunications carriers with annual revenues from the provision of telecommunications services in Canada that represent less than 10% of the total annual revenues, as determined by the CRTC. These amendments were passed as part of the federal budget bill in June 2012 and may lead to greater levels of competition in the Canadian telecommunications market.

The Corporation’s Articles contain measures to ensure the Corporation is able to remain compliant with applicable Canadian ownership requirements and its ability to obtain, amend or renew a license to carry on any business. Shaw must file a compliance report annually with the CRTC confirming that it is eligible to operate in Canada as a telecommunications common carrier.

AWS spectrum transfers

On June 28, 2013 the Minister of Industry announced a new framework for the review of spectrum license transfers, including prospective transfers that could arise from options and other agreements. A licensee is required to seek a review within 15 days of entering into any agreement that could lead to a prospective transfer. The 15 day timing provision within the framework does not apply to prior agreements. The spectrum option agreement with Rogers will not be subject to an immediate review, as it was entered into prior to the release of the new framework, but will be subject to review prior to any spectrum license transfer. Under the new framework, all spectrum transfer reviews will include consideration of a number of factors, including the overall distribution of license holdings in the licensed spectrum band and other commercial mobile spectrum bands in the licensed area, the relative utility and substitutability of the licensed spectrum and the change in spectrum concentration levels that would result from the transfer.

E.	Key performance drivers

Shaw measures the success of its strategies using a number of key performance drivers which are outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

FINANCIAL MEASURES:

i)	Revenue

Revenue is a measurement determined in accordance with International Financial Reporting Standards (“IFRS”). It represents the inflow of cash, receivables or other consideration arising from the sale of products and services. Revenue is net of items such as trade or volume discounts, agency commissions and certain excise and sales taxes. It is the base on which free cash flow, a key performance driver, is determined; therefore, it measures the potential to deliver free cash flow as well as indicating growth in a competitive market place.

The Company’s continuous disclosure documents may provide discussion and analysis of non-IFRS financial measures. These financial measures do not have standard definitions prescribed by IFRS and therefore may not be comparable to similar measures disclosed by other companies. The Company’s continuous disclosure requirements may also provide discussion and analysis of additional GAAP measures. Additional GAAP measures include line items, headings and sub-totals included in financial statements. The Company utilizes these measures in making operating decisions and assessing its performance. Certain investors, analysts and others utilize these measures in assessing the Company’s operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. These non-IFRS measures and additional GAAP measures have not been presented as an alternative to net income or any other measure of performance or liquidity prescribed by IFRS. The following contains a description of the Company’s use of non-IFRS financial measures and additional GAAP measures and provides a reconciliation to the nearest IFRS measure or provides a reference to such reconciliation.

ii)	Operating income before amortization and operating margin

Operating income before amortization is calculated as revenue less operating, general and administrative expenses. It is intended to indicate the Company’s ability to service and/or incur debt, and therefore it is calculated before amortization (a non-cash expense) and interest. Operating income before amortization is also one of the measures used by the investing community to value the business. Operating margin is calculated by dividing operating income before amortization by revenue.

Relative increases period-over-period in operating income before amortization and in operating margin are indicative of the Company’s success in delivering valued products and services, and engaging programming content to its customers in a cost-effective manner.

	Year ended August 31,
($ millions Cdn)	2013	2012
Operating income	1,366	1,319
Add back (deduct) amortization:
Deferred equipment revenue	(121)	(115)
Deferred equipment costs	257	231
Property, plant and equipment, intangibles and other	718	692

Operating income before amortization	2,220	2,127

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

iii)	Free cash flow

The Company uses free cash flow as a measure of the Company’s ability to repay debt and return cash to shareholders. Consolidated free cash flow is calculated as follows:

	Year ended August 31,
($millions Cdn)	2013	2012	Change %
Revenue
Cable	3,266	3,193	2.3
Satellite	860	844	1.9
Media	1,106	1,053	5.0

	5,232	5,090	2.8
Intersegment eliminations	(90)	(92)	(2.2)

	5,142	4,998	2.9

Operating income before amortization(1)
Cable	1,582	1,502	5.3
Satellite	285	293	(2.7)
Media	353	332	6.3

	2,220	2,127	4.4

Capital expenditures and equipment costs (net):
Cable	867	810	7.0
Accelerated capital fund investment(1)	(110)	–	>100.0

Adjusted Cable	757	810	(6.5)
Satellite	123	94	30.9
Media	31	31	–

Total	911	935	(2.6)

Free cash flow before the following	1,309	1,192	9.8
Less:
Interest	(308)	(329)	(6.4)
Cash taxes	(300)	(282)	6.4
Other adjustments:
Non-cash share-based compensation	5	6	(16.7)
CRTC benefit obligation funding	(52)	(48)	8.3
Non-controlling interests	(39)	(34)	14.7
Pension adjustment	12	12	–
Customer equipment financing	(10)	(20)	(50.0)
Preferred share dividends	(13)	(15)	(13.3)

Free cash flow	604	482	25.3

Operating margin(1)
Cable	48.4%	47.0%	1.4
Satellite	33.1%	34.7%	(1.6)
Media	31.9%	31.5%	0.4

(1)	See key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Free cash flow is calculated as operating income before amortization, less interest, cash taxes paid or payable, capital expenditures (on an accrual basis and net of proceeds on capital dispositions and adjusted to exclude amounts funded through the accelerated capital fund) and equipment costs (net), adjusted to exclude share-based compensation expense, less cash amounts associated with funding the new and assumed CRTC benefit obligations related to the acquisition of Shaw Media as well as excluding non-controlling interest amounts that are consolidated in the operating income before amortization, capital expenditure and cash tax amounts. Free cash flow also includes changes in receivable related balances with respect to customer equipment financing transactions as a cash item, and is adjusted for recurring cash funding of pension amounts net of pension expense. Dividends paid on the Company’s Cumulative Redeemable Rate Reset Preferred Shares are also deducted.

Free cash flow has not been reported on a segmented basis. Certain components of free cash flow including operating income before amortization, capital expenditures (on an accrual basis net of proceeds on capital dispositions) and equipment costs (net), CRTC benefit obligation funding, and non-controlling interest amounts continue to be reported on a segmented basis. Other items, including interest and cash taxes, are not generally directly attributable to a segment, and are reported on a consolidated basis.

For free cash flow purposes the Company considers the initial $300 million supplemental executive retirement plan funding to be a financing transaction and has not included the amount funded or the related cash tax recovery in the free cash flow calculation.

iv)	Accelerated capital fund

The Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from several strategic transactions with each of Rogers and Corus. The accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to a total of $500 million will be invested in fiscal 2013, 2014 and 2015, spending approximately $110 million, $250 million and $140 million in each of the respective years.

Details on the accelerated capital fund and investment during 2013 are as follows:

Estimated year of spend	2013	2014	2015	Total
($millions Cdn)
Fund Opening Balance	110	250	140	500
Accelerated capital investment	110	–	–	110

Fund Closing Balance, August 31, 2013	–	250	140	390

STATISTICAL MEASURES:

Subscriber counts (or revenue generating units), including penetration and bundled customers

The Company measures the count of its customers in Cable and DTH (Shaw Direct). Video cable subscribers include residential customers, multiple dwelling units (“MDUs”) and commercial customers. A residential subscriber who receives at a minimum, basic cable service, is counted as one subscriber. In the case of MDUs, such as apartment buildings, each tenant with a minimum of basic cable service is counted as one subscriber, regardless of whether invoiced individually or having services included in his or her rent. Each building site of a commercial

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

customer (e.g., hospitals, hotels or retail franchises) that is receiving at a minimum, basic cable service, is counted as one subscriber. Internet customers include all modems on billing and Digital Phone lines includes all phone lines on billing. All subscriber counts exclude complimentary accounts but include promotional accounts.

Shaw Direct measures its count of subscribers in the same manner as Cable counts its Video customers, except that it also includes seasonal customers who have indicated their intention to reconnect within 180 days of disconnection.

Revenue generating units (“RGUs”) represent the number of products sold to customers and includes Video (Cable and DTH subscribers), Internet customers, and Digital Phone lines. As at August 31, 2013 the Company had approximately 6.2 million RGUs.

Subscriber, or RGU, counts and penetration statistics measure market share and also indicate the success of bundling and pricing strategies.

Commencing in 2013 the Company no longer includes pending installations in the subscriber counts for Internet and Digital Phone. Comparative balances and subscriber growth have been restated. Also, given the growth in and penetration of Digital customers, the Company has now combined the reporting of Basic cable and Digital as a Video subscriber.

F.	Critical accounting policies and estimates

The Company prepared its Consolidated Financial Statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). An understanding of the Company’s accounting policies is necessary for a complete analysis of results, financial position, liquidity and trends. Refer to Note 2 to the Consolidated Financial Statements for additional information on accounting policies. The following section discusses key estimates and assumptions that management has made under IFRS and how they affect the amounts reported in the Consolidated Financial Statements and notes. Following is a discussion of the Company’s critical accounting policies:

i)	Revenue and expense recognition

Revenue is considered earned as services are performed, provided that at the time of performance, ultimate collection is reasonably assured. Such performance is regarded as having been achieved when reasonable assurance exists regarding the measurement of the consideration that will be derived from rendering the service. Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber service revenue when earned. The revenue is considered earned as the period of service relating to the customer billing elapses.

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection fee revenue and/or customer premise equipment revenue) and related subscription revenue. The Company determined that the upfront fees charged to customers do not constitute separate units of accounting; therefore, these revenue streams are assessed as an integrated package.

With Shaw Media, subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are aired or displayed on the Companys’ digital properties and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Subscriber connection fee revenue

Connection fees have no stand alone value to the customer separate and independent of the Company providing additional subscription services, therefore the connection fee revenue must be deferred and recognized systematically over the periods that the subscription services are earned. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered its customer churn rate and other factors, such as competition from new entrants, to determine the deferral period of two years.

Subscriber connection and installation costs

The costs of physically connecting a new home are capitalized as part of the Company’s distribution system as the service potential of the distribution system is enhanced by the ability to generate future subscriber revenue. Costs of disconnections are expensed as incurred as the activity does not generate future revenue.

Customer premise equipment revenue and costs

Customer premise equipment available for sale, which generally includes DCT and DTH equipment, has no stand alone value to the customer separate and independent of the Company providing additional subscription services. Therefore the equipment revenue must be deferred and recognized systematically over the periods that the subscription services are earned. As the equipment sales and the related subscription revenue are considered one transaction, recognition of the equipment revenue commences once the subscriber service is activated. There is no specified term for which the customer will receive the related subscription service, therefore the Company has considered various factors including customer churn, competition from new entrants, and technology changes to determine the deferral period of two years.

In conjunction with equipment revenue, the Company also incurs incremental direct costs which include equipment and related installation costs. These direct costs cannot be separated from the undelivered subscription service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of two years, consistent with the recognition of the related equipment revenue. The equipment and installation costs generally exceed the amounts received from customers on the sale of equipment (the equipment is sold to the customer at a subsidized price). The Company defers the entire cost of the equipment, including the subsidy portion, as it has determined that this excess cost will be recovered from future subscription revenues and that the investment by the customer in the equipment creates value through increased retention.

Shaw Tracking equipment revenue and costs

Shaw Tracking equipment revenue is recognized over the period of the related service contract for airtime, which is generally five years.

In conjunction with Shaw Tracking equipment revenue, the Company incurs incremental direct costs including equipment costs. These direct costs cannot be separated from the undelivered tracking service included in the multiple deliverable arrangement. Under IAS 2 “Inventories”, these costs represent inventoriable costs and are deferred and amortized over the period of five years, consistent with the recognition of the related tracking equipment revenue.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Shaw Business installation revenue and expenses

The Company also receives installation revenues in its Shaw Business operation on contracts with commercial customers which are deferred and recognized as revenue on a straight-line basis over the related service contract, generally spanning two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

Income statement classification

The Company distinguishes amortization of deferred equipment revenue and deferred equipment costs from the revenue and expenses recognized from ongoing service activities on its income statement. Equipment revenue and costs are deferred and recognized over the anticipated term of the related future revenue (i.e., the monthly service revenue) with the period of recognition spanning two to five years. As a result, the amortization of deferred equipment revenue and deferred equipment costs are non-cash items on the income statement, similar to the Company’s amortization of deferred IRU revenue, which the Company also segregates from ongoing revenue. Further, within the lifecycle of a customer relationship, the customer generally purchases customer premise equipment at the commencement of the customer relationship, whereas the subscription revenue represents a continuous revenue stream throughout that customer relationship. Therefore, the segregated presentation provides a clearer distinction within the income statement between cash and non-cash activities and between up-front and continuous revenue streams, which assists financial statement readers to predict future cash flows from operations.

ii)	Allowance for doubtful accounts

The majority of the Company’s revenues are earned from selling on credit to individual subscribers. Because there are some customers who do not pay their debts, selling on credit necessarily involves credit losses. The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. In determining its estimate, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions. Conditions causing deterioration or improvement in the aging of accounts receivable and collections will increase or decrease bad debt expense.

iii)	Property, plant and equipment and other intangibles – capitalization of direct labour and overhead

The cost of property, plant and equipment and other intangibles includes direct construction or development costs (such as materials and labour) and overhead costs directly attributable to the construction or development activity. The Company capitalizes direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers. These costs are capitalized as they are directly attributable to the acquisition, construction, development or betterment of the networks or other intangibles. Repairs and maintenance expenditures are charged to operating expenses as incurred.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Direct labour and overhead costs are capitalized in three principal areas:

1.	Corporate departments such as engineering and information technology (“IT”): Engineering is primarily involved in overall planning and development of the cable/Internet/Digital Phone infrastructure. Labour and overhead costs directly related to these activities are capitalized as the activities directly relate to the planning and design of the construction of the distribution system. The IT department devotes considerable efforts towards the development of systems to support Digital Phone, WiFi, and projects related to new customer management, billing and operating support systems. Labour costs directly related to these and other projects are capitalized.

2.	Cable regional construction departments, which are principally involved in constructing, rebuilding and upgrading the cable/Internet/Digital Phone infrastructure: Labour and overhead costs directly related to the construction activity are capitalized as the activities directly relate to the construction or upgrade of the distribution system. Capital projects include, but are not limited to, projects such as the new subdivision builds, increasing network capacity for Internet, Digital Phone and VOD by reducing the number of homes fed from each node, and upgrades of plant capacity, including the DNU project, and the WiFi build.

3.	Subscriber-related activities such as installation of new drops and Internet and Digital Phone services: The labour and overhead directly related to the installation of new services are capitalized as the activity involves the installation of capital assets (i.e., wiring, software, etc.) which enhance the service potential of the distribution system through the ability to earn future revenues. Costs associated with service calls, collections, disconnects and reconnects that do not involve the installation of a capital asset are expensed.

Amounts of direct labour and direct overhead capitalized fluctuate from year to year depending on the level of customer growth and plant upgrades for new services. In addition, the level of capitalization fluctuates depending on the proportion of internal labour versus external contractors used in construction projects.

The percentage of direct labour capitalized in many cases is determined by the nature of employment in a specific department. For example, a significant portion of labour and direct overhead of the cable regional construction departments is capitalized as a result of the nature of the activity performed by those departments. Capitalization is also based on piece rate work performed by unit-based employees which is tracked directly. In some cases, the amount of capitalization depends on the level of maintenance versus capital activity that a department performs. In these cases, an analysis of work activity is applied to determine this percentage split.

iv)	Amortization policies and useful lives

The Company amortizes the cost of property, plant and equipment and other intangibles over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly or in a different way than the Company has anticipated, the Company may have to shorten the

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

estimated life of certain property, plant and equipment or other intangibles which could result in higher amortization expense in future periods or an impairment charge to write down the value of property, plant and equipment or other intangibles.

v)	Intangibles

The excess of the cost of acquiring cable and satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist primarily of amounts allocated to broadcast rights and licenses which represent identifiable assets with indefinite useful lives.

Broadcast rights and licenses in the cable and satellite businesses are comprised of broadcast authorities including licenses and exemptions from licensing that allow access to homes and subscribers in a specific area that are identified on a business combination with respect to the acquisition of shares or assets of a BDU.

Broadcast licenses in the media business are licenses to operate conventional and specialty services that are identified on a business combination with respect to the acquisition of shares or assets of a broadcasting undertaking.

The Company has concluded that the broadcast rights and licenses have indefinite useful lives since there are no legal, regulatory, contractual, economic or other factors that would prevent the Company’s license renewals or limit the period over which these assets will contribute to the Company’s cash flows. Goodwill and broadcast rights and licenses are not amortized but assessed for impairment on an annual basis in accordance with IAS 36 “Impairment”.

The Company also owns AWS licenses that are required to operate a wireless system in Canada. The AWS licenses have indefinite lives and are subject to an annual review for impairment by comparing the estimated fair value to the carrying amount. In late 2011 Shaw decided not to pursue a conventional wireless build. During 2013 the Company entered into an agreement with Rogers granting Rogers an option to acquire its wireless spectrum licenses. The potential option exercise for the sale of the wireless spectrum licenses is subject to various regulatory approvals and is expected to occur in fiscal 2015.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.

Other intangibles include software that is not an integral part of the related hardware, customer relationships as well as a trademark and brands. Software is amortized on a straight-line basis over their estimated useful lives ranging from four to ten years. Customer relationships represent the value of customer contracts and relationships acquired in a business combination and are amortized on a straight-line basis over the estimated useful life of 15 years.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

vi)	Asset impairment

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell and its value in use. A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are consistent with its reporting segments, Cable, Satellite and Media. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods. The results of the impairment tests are provided in Note 10 to the Consolidated Financial Statements.

vii)	Employee benefit plans

As at August 31, 2013, Shaw had non-registered defined benefit pension plans for key senior executives and designated executives and various registered defined benefit plans for certain unionized and non-unionized employees. The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate and rate of compensation increase. While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The differences between actual and assumed results are immediately recognized in other comprehensive income/loss. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations and is also used to calculate the interest income on plan assets. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is reviewed and adjusted as changes required. The following table illustrates the increase on the accrued benefit obligation and pension expense of a 1% decrease in the discount rate:

	Accrued Benefit Obligation at End of Fiscal 2013	Pension Expense Fiscal 2013
Weighted Average Discount Rate – Non-registered Plans	4.75%	4.49%
Weighted Average Discount Rate – Registered Plans	4.84%	4.67%
Impact of: 1% decrease ($millions) – Non-registered Plans	$68	$6
Impact of: 1% decrease ($millions) – Registered Plans	$25	$3

viii)	Deferred income taxes

The Company has recognized deferred income tax assets and liabilities for the future income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized in respect of the Company’s losses and losses of certain of its subsidiaries. The deferred income tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse or the tax losses are expected to be utilized. Realization of deferred income tax assets is dependent upon generating sufficient taxable income during the period in which the temporary differences are deductible. The Company has evaluated the likelihood of realization of deferred

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income tax assets based on forecasts of taxable income of future years, existing tax laws and tax planning strategies. Significant changes in assumptions with respect to internal forecasts or the inability to implement tax planning strategies could result in future impairment of these assets.

ix)	Commitments and contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Contractual and other commercial obligations primarily relate to network fees, program rights and operating lease agreements for use of transmission facilities, including maintenance of satellite transponders and lease of premises in the normal course of business. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

G.	Related party transactions

Related party transactions are reviewed by Shaw’s Corporate Governance and Nominating Committee, comprised of independent directors. The following sets forth certain transactions in which the Company is involved.

Corus

The Company and Corus are subject to common voting control. During the year, network, advertising and programming fees were paid to various Corus subsidiaries. The Company provided uplink of television signals, programming content, Internet services and lease of circuits to various Corus subsidiaries. In addition, the Company provided Corus with television advertising spots in return for radio and television advertising.

The Company also entered into a number of transactions with Corus to optimize its portfolio of specialty channels. Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. The ABC Spark and Food Network Canada transactions closed during the year while Historia and Series+ are expected to close in fiscal 2014.

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership. During the current year, the Company paid the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its lower mainland operations.

Specialty channels

The Company either currently holds or previously held interests in a number of specialty television channels which are either subject to joint control or significant influence, including Historia and Series+. During the current year the Company paid network fees and provided uplink of television signals to these channels.

Key management personnel and Board of Directors

Key management personnel consist of the most senior executive team and along with the Board of Directors have the authority and responsibility for directing and controlling the activities of

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the Company. In addition to compensation provided to key management personnel and the Board of Directors for services rendered, the Company transacts with companies related to certain Board members primarily for the purchase of remote control units and agency services for direct sales and related installation of equipment.

H.	New accounting standards

Shaw has adopted or will adopt a number of new accounting policies as a result of recent changes in IFRS as issued by the IASB. The ensuing discussion provides additional information as to the date that Shaw is or was required to adopt the new standards, the methods of adoption permitted by the standards, the method chosen by Shaw, and the effect on the financial statements as a result of adopting the new policy. The adoption or future adoption of these accounting policies has not and is not expected to result in changes to the Company’s current business practices.

Adoption of recent accounting pronouncements

The Company adopted the following standards and amendments effective September 1, 2012:

(i)	Employee Benefits

IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined benefit plan assets and liabilities to be presented in the statement of other comprehensive income. The significant amendments to IAS 19 which impact the Company are as follows:

•

Expected return on plan assets is replaced with interest income and calculated based on the discount rate used to measure the pension obligation; the difference between interest income and actual return on plan assets is recognized in other comprehensive income

•	Immediate recognition of past service costs when plan amendments occur regardless of whether or not they are vested
•	Plan administration costs, other than costs associated with managing plan assets, are required to be expensed
•	Expanded disclosures including plan characteristics and risks arising from defined benefit plans

The Company early adopted the amended standard with retrospective restatement effective September 1, 2012 and the impact of adoption is outlined in Note 2 of the consolidated financial statements.

(ii)	Presentation of Financial Statements

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and has been applied retrospectively.

(iii)	Income Taxes

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. The amendment had no impact on the Company’s consolidated financial statements.

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Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

•

IFRS 9, Financial Instruments: Classification and Measurement, is the first part of the replacement of IAS 39 Financial Instruments and applies to the classification and measurement of financial assets and financial liabilities as defined by IAS 39. It is required to be applied retrospectively for the annual period commencing September 1, 2015.

•

The following standards and amended standards are required to be applied retrospectively for the annual period commencing September 1, 2013 and other than the disclosure requirements therein, they must be initially applied concurrently:

•

IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).
•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the current guidance for separate financial statements.
•

IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•

IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements and is required to be applied prospectively for the annual period commencing September 1, 2013.

I.	Known events, trends, risks and uncertainties

The Company is subject to a number of risks and uncertainties which could have a material adverse effect on its future profitability. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The risks and uncertainties discussed below highlight the more important and relevant factors that could significantly affect the Company’s operations. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company. The principal risks relate to:

•	Competition, technological change and regulatory regime
•	Economic conditions
•	Interest rates, foreign exchange rates, and capital markets
•	Litigation
•	Uninsured risks of loss
•	Reliance on suppliers
•	Programming expenses
•	Unionized labour
•	Holding company structure

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•	Control of the Company by the Shaw family
•	Information systems and internal business processes
•	Dividend payments
•	Acquisitions and other strategic transactions

i)	Competition, technological change and regulatory regime

Cable and satellite providers and television broadcasters operate in an open and competitive marketplace. Shaw’s businesses face competition from regulated and unregulated entities utilizing existing or new communications technologies and from illegal services. In addition, the rapid deployment of new technologies, services and products has reduced the traditional lines between telecommunications, Internet and broadcasting services and expands further the competitive landscape. Shaw may face competition in the future from other technologies being developed or yet to be developed. While Shaw continually seeks to strengthen its competitive position through investments in infrastructure, technology, programming and customer service, there can be no assurance that these investments will be sufficient to maintain Shaw’s market share or performance in the future.

CABLE TELEVISION AND DTH

Shaw’s cable television and DTH systems currently compete or may in the future compete with other distributors of video and audio signals, including other DTH satellite services, satellite master antenna systems, multipoint distribution systems (“MDS”), other competitive cable television undertakings and telephone companies offering video service. As noted above, Shaw also competes with unregulated internet services, illegal satellite services including grey and black market offerings, and unregulated video services and offerings available over high-speed internet connections. Continued improvements in the quality of streaming video over the internet and the availability of television shows and movies online increases competition to Shaw’s cable television and DTH businesses.

The Company expects that competition will continue to increase and there can be no assurance that such increased competition will not have a material adverse effect on Shaw’s results of operations. The Company also expects increased IPTV competition across Canada with respect to its DTH Satellite services.

INTERNET

There are a number of different types of ISPs offering residential and business Internet services that compete or may compete in the future with Shaw’s Internet services. These include independent service providers, ILECs, wireless providers, and electricity transmission and distribution companies.

High-speed Internet access services are principally provided through cable modem and digital subscriber line (“DSL”) technology. Internet services through cable modem technology are primarily provided by cable companies, although the CRTC has also authorized third-party ISPs to access cable companies’ facilities, such as Shaw’s, to deliver high-speed Internet services.

Although operating in a competitive environment, Shaw expects that consumer demand for Internet access services and for bandwidth-intensive applications on the Internet (including streaming video, digital downloading and interactive gaming) will lead to continued demand for high-speed Internet services. Shaw continues to expand the capacity of its network to handle the anticipated increases in demand, however there can be no assurance that network capacity will continue to meet the increasing demand of its customers.

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DIGITAL PHONE

The competitors of Shaw Digital Phone include ILECs, Competitive Local Exchange Carriers (“CLECs”), non-facilities-based Voice over Internet Protocol (“VoIP”) providers and wireless providers. Several of such competitors have larger operational and financial resources than the Corporation and are well established with residential customers in their respective markets. In addition, there is an emerging trend toward households opting to rely on wireless voice services in place of landline services such as Digital Phone. These developments may negatively affect the business and prospects of Shaw’s Digital Phone.

INTERNET INFRASTRUCTURE

Through Shaw Business, Shaw competes with other telecommunications carriers in providing high-speed broadband communications services (data and video transport and Internet connectivity services) to businesses, ISPs and other telecommunications providers. The telecommunications services industry in Canada is highly competitive, rapidly evolving and subject to constant change. Competitors of Shaw Business include ILECs, competitive access providers, CLECs, ISPs, private networks built by large end users and other telecommunications companies. In addition, the development and implementation of new technologies by others could give rise to significant competition.

SATELLITE SERVICES

In its Canadian SRDU business, Satellite Services faces competition principally from one other operating SRDU operator in Canada. In February 2010, another company was licensed by the CRTC to provide both DTH and SRDU services in Canada, but has not yet commenced service. Satellite Services also faces competition from the expansion of fibre distribution systems delivering distant US and Canadian conventional television signals into territories previously served only by SRDU operators.

MEDIA

The OTA and Specialty television business and the advertising markets in which they operate are highly competitive. Numerous broadcast and specialty television networks compete for advertising revenues. The Company’s ability to compete successfully depends on a number of factors, including its ability to secure popular television programming and achieve high distribution levels. The Company expects that competition will continue to increase and there can be no assurance that increased competition will not have a material adverse effect on Shaw’s results of operations.

IMPACT OF REGULATION

As more fully discussed under Government regulations and regulatory developments, substantially all of the Corporation’s business activities are subject to regulations and policies administered by Industry Canada and/or the CRTC. The Corporation’s operations and results are affected by changes in regulations, policies and decisions, including changes in interpretation of existing regulations by courts, the government or the regulators, in particular the CRTC, Industry Canada, the Competition Bureau and the Copyright Board. This regulation relates to, and may have an impact on, among other things, licensing, competition, programming carriage and terms of carriage, strategic transactions and the potential for new or increased fees. Changes in the regulatory regime may adversely affect the operations and performance of the Company.

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ii)	Economic conditions

Canada’s economy is affected by uncertainty in global financial and equity markets and slowdowns in global economic growth. Advertising revenues are affected by prevailing economic conditions. Changes in economic conditions may affect discretionary consumer spending, resulting in increased or decreased demand for Shaw’s product offerings as well as advertising airtime and rates. There can be no assurance that current or future events caused by volatility in domestic or international economic conditions or a decline in economic growth will not have an adverse effect on the Company’s business and operating results.

iii)	Interest rates, foreign exchange rates and capital markets

As at August 31, 2013 Shaw has the following financial exposures at risk in its day-to-day operations:

(a)	Interest rates: Due to the capital-intensive nature of Shaw’s operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are:

1.	Banking facilities as more fully described in Note 13 to the Consolidated Financial Statements.

2.	Various Canadian denominated senior notes and debentures with varying maturities issued in the public markets as more fully described in Note 13 to the Consolidated Financial Statements.

Interest on bank indebtedness is based on floating rates while the senior notes are fixed-rate obligations. If required, Shaw utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. Increases in interest rates could have a material adverse effect on the Company’s cash flows.

As at August 31, 2013, 100% of Shaw’s consolidated long-term debt was fixed with respect to interest rates.

(b)	Foreign exchange: Some of the Company’s capital expenditures are incurred in US dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have a material adverse effect on the Company’s cash flows.

(c)	Capital markets: The Company requires ongoing access to capital markets to support its operations. Changes in capital market conditions, including significant changes in market interest rates or lending practices, or changes in Shaw’s credit ratings, may have a material adverse effect on the Company’s ability to raise or refinance short-term or long-term debt, and thus on its financial position and ability to operate.

Shaw manages its exposure to floating interest rates through maintaining a balance of fixed and floating rate debt. To mitigate some of the foreign exchange uncertainty with respect to capital expenditures, the Company regularly enters into forward contracts in respect of US dollar commitments. In order to minimize the risk of counterparty default under its swap agreements, Shaw assesses the creditworthiness of its swap counterparties. Further information concerning the policy and use of derivative financial instruments is contained in Notes 2 and 28 to the Consolidated Financial Statements.

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iv)	Litigation

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although management does not expect that the outcome of these matters will have a material adverse effect on the Corporation, there can be no assurance that these matters, or other matters that arise in the future, will not have an adverse effect on the Corporation’s business and operating results.

v)	Uninsured risks of loss

The Company relies on three satellites (Anik F2, Anik F1R and Anik G1) owned by Telesat Canada (“Telesat”) to conduct its Satellite business. The Company owns certain transponders on Anik F2 and has long-term capacity service agreements in place in respect of transponders on Anik F1R, Anik F2 and Anik G1. The Company’s interests in these transponders are only insurable indirectly through the satellite owner. In the case of transponders on Anik F1R and Anik F2, the Company does not maintain any indirect insurance coverage as it believes the costs are uneconomic relative to the benefit which could otherwise be derived through an arrangement with Telesat. In the case of Anik G1, Telesat is committed to maintaining insurance on the satellite for the launch and first five years of in orbit operation. As collateral for the transponder capacity pre-payments that were made by the Company to facilitate the construction of the satellite, the Company maintains a security interest in the transponder capacity and any related insurance proceeds that Telesat recovers in connection with an insured loss event.

The Company does not maintain business interruption insurance covering damage or loss to one or more of the satellites as it believes the premium costs are uneconomic relative to the risk of satellite failure. Transponder capacity is available to the Company on an unprotected, non-preemptible basis, in both the case of the Anik F2 transponders that are owned by Shaw and the Anik F1R, Anik F2 and Anik G1 transponders that are secured through capacity service agreements. The Company has priority access to spare transponders on Anik F1R, Anik F2 and Anik G1 in the case of interruption, subject to availability. In the event of satellite failure, service will only be restored as capacity becomes available. Restoration of satellite service on another satellite may require repositioning or re-pointing of customers’ receiving dishes or an upgrade of their set-top box. As a result, the customers’ level of service may be diminished or customers may require a larger dish. The Anik G1 satellite has a switch feature that allows whole channel services (transponders and available spares) to be switched from extended Ku-band to Ku-band, which provides the Company with limited back-up to restore failed whole channel services on Anik F1R. Satellite failure could negatively affect customer relationships and may result in a material adverse effect on business and results of operations.

The Company’s business may be interrupted by network failures, including those caused by fire damage, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. This could negatively affect customer relationships and may result in a material adverse effect on the Company’s business and operating results. The Company protects its network through a number of measures including physical security, ongoing maintenance and placement of insurance on its network equipment and data centers. The Company self-insures the plant in the cable distribution system as the cost of insurance is generally prohibitive. The risk of loss is mitigated as most of the cable plant is located underground. In addition, it is likely that network damage caused by any one incident would be limited by geographic area and therefore resulting business interruption and financial damages would be limited. Further, the Company has back-up disaster recovery plans in the event of

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network failure and redundant capacity with respect to certain portions of the system. In the past, the Company has successfully recovered from network damage caused by natural disasters without significant cost or disruption of service. Although the Company has taken steps to reduce this risk, there can be no assurance that major network disruptions will not occur.

vi)	Reliance on suppliers

Shaw’s distribution and call center network is connected to or relies on other telecommunication carriers and certain other utilities. Any of the events described in the preceding paragraph, as well as labour strikes and other work disruptions, bankruptcies, technical difficulties or other events affecting the business operations of these carriers or utilities may have an adverse effect on the Company’s business and operating results.

The Company sources its customer premise and capital equipment and capital builds from certain key suppliers. While the Company has alternate sources for most of its purchases, the loss of a key supplier could adversely affect the Company in the short term.

vii)	Programming expenses

Shaw’s programming expenses for cable and DTH continue to be one of the most significant single expense items. Costs continue to increase, particularly for sports programming. In addition, as the Company adds programming or distributes existing programming to more of the subscriber base, programming expenses increase. Although the Company has been successful at reducing the impact of these increases through sale of additional services or increasing subscriber rates, there can be no assurance that the Company will continue to be able to do so and operating results may be impacted.

In Media one of the most significant expenses is also programming costs. Increased competition in the television broadcasting industry, developments affecting producers and distributors of programming content, changes in viewer preferences and other developments could impact both the availability and cost of programming content. Although the Corporation has processes to effectively manage these costs, programming content may be purchased for broadcasting one to two years in advance, making it more difficult to predict how such content will perform.

viii)	Unionized labour

Approximately 50% of the Media division employees are employed under one of five collective agreements represented by three bargaining units. If labour disruptions occur, it is possible large numbers of employees may be involved and that the Media business may be disrupted. Shaw is currently negotiating one collective agreement and the remaining four agreements have been renewed and are in effect for the next one to two years.

ix)	Holding company structure

Substantially all of Shaw’s business activities are operated by its subsidiaries. As a holding company, the Company’s ability to meet its financial obligations is dependent primarily upon the receipt of interest and principal payments on intercompany advances, management fees, cash dividends and other payments from its subsidiaries together with proceeds raised by the Company through the issuance of equity and the incurrence of debt, and from proceeds received on the sale of assets. The payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

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x)	Control of the Company by the Shaw family

As at October 31, 2013, JR Shaw and members of his family and the corporations owned and/or controlled by JR Shaw and members of his family (the “Shaw Family Group”) own approximately 79% of the outstanding Class A Shares of the Company. The Class A Shares are the only shares entitled to vote in all shareholder matters. All of the Class A Shares held by the Shaw Family Group are subject to a voting trust agreement entered into by such persons. The voting rights with respect to such Class A Shares are exercised by the representative of a committee of five trustees. Accordingly, the Shaw Family Group is, and as long as it owns a majority of the Class A Shares will continue to be, able to elect a majority of the Board of Directors of the Company and to control the vote on matters submitted to a vote of the Company’s Class A shareholders.

xi)	Information systems and internal business processes

Many aspects of the Company’s business depend to a large extent on various IT systems and software and internal business processes. Shaw also undertakes ongoing initiatives to update and improve these systems and processes. Although the Company has taken steps to reduce these risks, there can be no assurance that potential failures of, or deficiencies in, these systems, processes or change initiatives will not have an adverse effect on the Corporation’s business and operating results.

xii)	Dividend payments

The Company currently pays monthly common share dividends in amounts approved on a quarterly basis by the Board of Directors. At the current approved dividend amount, the Company would pay approximately $460 million in common share dividends during 2014 (before taking into account the Company’s dividend reinvestment plan (“DRIP”), see further details on page 53). While the Company expects to generate sufficient free cash flow in 2014 to fund these dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue common share dividend payments at the current level.

xiii)	Acquisitions and other strategic transactions

The Company may from time to time make acquisitions and enter into other strategic transactions. In connection with these acquisitions and strategic transactions, Shaw may fail to realize the anticipated benefits, incur unanticipated expenses and/or have difficulty incorporating or integrating the acquired business, the occurrence of which could have a material adverse effect on the Company.

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II.	SUMMARY OF QUARTERLY RESULTS

Quarter	Revenue	Operating income before amortization(1)	Net income attributable to equity shareholders	Net income(2)	Basic earnings per share	Diluted earnings per share
($millions Cdn except per share amounts)
2013
Fourth	1,246	496	111	117	0.24	0.24
Third	1,326	585	239	250	0.52	0.52
Second	1,251	538	172	182	0.38	0.38
First	1,319	601	224	235	0.50	0.49

Total	5,142	2,220	746	784	1.64	1.63

2012
Fourth	1,210	501	129	133	0.28	0.28
Third	1,278	567	238	248	0.53	0.53
Second	1,231	493	169	178	0.38	0.38
First	1,279	566	192	202	0.43	0.43

Total	4,998	2,127	728	761	1.62	1.61

(1)	See key performance drivers on page 20.
(2)	Net income attributable to both equity shareholders and non-controlling interests.

Quarterly revenue and operating income before amortization are primarily impacted by the seasonality of the Media division and fluctuate throughout the year due to a number of factors including seasonal advertising and viewing patterns. Typically, the Media business has higher revenue in the first quarter driven by the fall launch of season premieres and high demand and the third quarter which is impacted by season finales and mid season launches. Advertising revenue typically declines in the summer months of the fourth quarter when viewership is generally lower. Operating income before amortization in fiscal 2012 was also impacted by higher operating costs in the Cable division in the first and second quarters which included higher employee related costs, mainly related to bringing the new customer service centres on line, as well as higher marketing, sales and programming costs. The third and fourth quarters of 2012 benefited from improved operating income before amortization in the Cable business.

Net income has fluctuated quarter-over-quarter primarily as a result of the changes in operating income before amortization described above and the impact of the net change in non-operating items. In the fourth quarter of 2013, net income decreased $133 million due to lower operating income before amortization of $89 million and reduction in net other revenue items of $67 million partially offset by lower income taxes of $34 million. The reduction in net other revenue items was mainly due to the gain on sale of Mountain Cable of $50 million recorded in the third quarter and write-down of a real estate property of $14 million in the fourth quarter. In the third quarter of 2013, net income increased by $68 million due to increased operating income before amortization of $47 million, the aforementioned gain on sale of Mountain Cable and the gain on sale of the specialty channel ABC Spark partially offset by higher income taxes of $30 million and acquisition and divestment costs in respect of the transactions with Rogers and the acquisition of Envision. In the second quarter of 2013, net income decreased $53 million primarily due to lower operating income before amortization of $63 million partially offset by lower income taxes of $5 million. In the first quarter of 2013, net income increased

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$102 million primarily due to higher operating income before amortization of $100 million. In the fourth quarter of 2012, net income decreased $115 million, primarily due to lower operating income before amortization of $66 million and increased income tax expense of $31 million. The fourth quarter also included a loss of $26 million in respect of the electrical fire at the Company’s head office offset by a pension recovery of $25 million related to past service adjustments. In the third quarter of 2012, net income increased $70 million mainly due to higher operating income before amortization of $74 million partially offset by increased income tax expense of $17 million. In the second quarter of 2012, net income decreased $24 million due to a decline in operating income before amortization of $73 million partially offset by lower income tax expense of $53 million. As a result of the aforementioned changes in net income, basic and diluted earnings per share have trended accordingly.

The following further assists in explaining the trend of quarterly revenue and operating income before amortization:

Growth in subscriber statistics(1)(2) as follows:

	2013				2012
Subscriber Statistics	First	Second	Third	Fourth	First	Second	Third	Fourth
Video customers	(23,877)	(29,525)	(26,578)	(29,522)	(22,886)	(9,656)	(21,277)	(16,119)
Internet customers	5,637	7,675	4,157	10,564	8,748	20,812	2,230	6,458
Digital Phone lines	16,750	13,225	17,719	4,722	16,489	51,125	38,597	28,570
DTH customers	(4,021)	1,328	(2,930)	(835)	531	1,274	(1,820)	1,155

(1)	Subscriber numbers for the comparative period have been restated to remove pending installs and have also been adjusted to reflect the results of a pre-migration subscriber audit recently undertaken prior to the planned migration of customers to Shaw’s new billing system. The audit adjustments relate primarily to periods prior to 2009 and reflect a reduction of approximately 28,600 and 1,800 Video and Internet customers, respectively and an increase of 900 Digital phone lines. Also, given the growth in Digital cable penetration, the Company now combined the reporting of Basic cable and Digital cable as a Video customer.
(2)	Subscriber numbers have been restated for comparative purposes to remove approximately 41,000 Video customers, 34,000 Internet customers and 38,000 Digital phone lines as a result of the sale of Mountain Cable.

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III.	RESULTS OF OPERATIONS

OVERVIEW OF FISCAL 2013 CONSOLIDATED RESULTS

				Change
(In $millions Cdn except per share amounts)	2013	2012	2011	2013%	2012%
Operations:
Revenue	5,142	4,998	4,741	2.9	5.4
Operating income before amortization(1)	2,220	2,127	2,051	4.4	3.7
Operating margin(1)	43.2%	42.6%	43.3%	0.6	(0.7)
Funds flow from operations(2)	1,380	1,299	1,433	6.2	(9.4)
Net income	784	761	559	3.0	36.1
Free cash flow(1)	604	482	617	25.3	(21.9)
Balance sheet:
Total assets	12,732	12,722	12,588
Long-term financial liabilities (including current portion)
Long-term debt	4,818	5,263	5,257
Derivative instruments	–	1	8
Other financial liabilities	53	4	168

Per share data:
Earnings per share
Basic	1.64	1.62	1.23
Diluted	1.63	1.61	1.23
Weighted average number of participating shares outstanding during period (millions)	448	441	435
Cash dividends declared per share
Class A	1.0050	0.9550	0.9075
Class B	1.0075	0.9575	0.9100

(1)	See key performance drivers on page 20.
(2)	Funds flow from operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

Highlights

•	Net income was $784 million for the year compared to $761 million in 2012.
•	Earnings per share were $1.64 compared to $1.62 in 2012.
•	Revenue for the year improved 2.9% to $5.14 billion from $5.00 billion last year.
•	Operating income before amortization of $2.22 billion was up 4.4% over last year’s amount of $2.13 billion.
•	Consolidated free cash flow was $604 million compared to $482 million in 2012.
•

During 2013 the Company increased the dividend rate on Shaw’s Class A Participating Shares and Class B Non-Voting Participating Shares to an equivalent dividend rate of $1.0175 and $1.02 respectively. Dividends paid in 2013 were $445 million.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

•	During the current year, the Company entered into a number of transactions as follows:
•

The Company entered into agreements with Rogers to sell to Rogers its shares in Mountain Cable; and grant to Rogers an option to acquire its wireless spectrum licenses; and, to purchase from Rogers its 33.3% interest in TVtropolis General Partnership (“TVtropolis”). The sale of Mountain Cable and the purchase of TVtropolis closed during the year, after the respective regulatory approvals were received. The potential option exercise for the sale of the wireless spectrum licenses, subject to Industry Canada approval, is expected to occur in fiscal 2015. Overall, Shaw expects to receive net proceeds of approximately $700 million from these transactions.

•

The Company entered into a number of transactions with Corus, a related party subject to common voting control. In a series of agreements to optimize its portfolio of specialty channels, Shaw agreed to sell to Corus its 49% interest in ABC Spark and 50% interest in its two French-language channels, Historia and Series+. In addition, Corus agreed to sell to Shaw its 20% interest in Food Network Canada. Shaw expects to receive net proceeds of approximately $95 million from these transactions. The ABC Spark and Food Network Canada transactions closed during the year while Historia and Series+ are expected to close in 2014.

•	The Company acquired Envision, a company providing leading telecommunication services to Calgary business customers, for approximately $225 million.
•

The Company established a notional fund, the accelerated capital fund, of up to $500 million with proceeds received, and to be received, from the aformentioned strategic transactions with each of Rogers and Corus. Accelerated capital initiatives will be funded through this fund and not cash generated from operations. Key investments include the completion of the Calgary data centre, further digitization of the network and additional bandwidth upgrades, development of IP delivery of video, expansion of the WiFi network, and additional innovative product offerings related to Shaw Go and other applications to provide an enhanced customer experience. It is expected up to a total of $500 million will be invested in fiscal 2013, 2014 and 2015 spending approximately $110 million, $250 million and $140 million in each of the respective years.

•

Shaw continues to make a positive contribution in the communities it operates. In fiscal 2013 the Company responded to the southern Alberta floods with a $1 million donation to the Red Cross and also supported a number of children’s charities as title sponsor of the Shaw Charity Classic held in Calgary in August.

•

During 2013 the Company opened new retail stores as part of its continued investment in defining the customer experience. The new stores showcase all of Shaw’s products and services through a unique technology experience of interactive displays along with hands on training and technical support.

Revenue and operating expenses

Consolidated revenue of $5.14 billion for 2013 improved 2.9% over the prior year while consolidated operating income before amortization of $2.22 billion increased 4.4% over 2012. Revenue growth in the Cable division, primarily driven by rate increases, was partially reduced by various expense increases including employee related amounts and higher programming.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Media was up due to improved advertising and subscriber revenues partially reduced by increased employee related amounts and higher programming costs. Revenue growth in the satellite division, primarily due to rate increases, was reduced by higher expenses including employee related, programming, operating costs related to the new Anik G1 satellite, and sales and marketing. Within all segments, the current annual period benefited from a one-time adjustment to align certain broadcast license fees with the CRTC billing period totaling approximately $14 million.

Amortization

(In $millions Cdn)	2013	2012	Change %
Amortization revenue (expense) –
Deferred equipment revenue	121	115	5.2
Deferred equipment costs	(257)	(231)	11.3
Property, plant and equipment, intangibles and other	(718)	(692)	3.8

Amortization of deferred equipment revenue and deferred equipment costs increased in 2013 due to the sales mix of equipment, the timing and volume of sales and changes in customer pricing on certain equipment.

Amortization of property, plant and equipment, intangibles and other increased over the comparable period as the amortization of new expenditures exceeded the impact of assets that became fully depreciated.

Amortization of financing costs and Interest expense

(In $millions Cdn)	2013	2012	Change %
Amortization of financing costs – long-term debt	4	5	(20.0)
Interest expense	309	330	(6.4)

Interest expense decreased over the comparative year due to lower average debt levels.

Other income and expenses

(In $millions Cdn)	2013	2012	Increase (decrease) in income
Gain on sale of cablesystem	50	–	50
Acquisition and divestment costs	(8)	–	(8)
Gain on sale of associate	7	–	7
CRTC benefit obligations	–	(2)	2
Gain on remeasurement of interests in equity investments	–	6	(6)
Gain on derivative instruments	–	1	(1)
Accretion of long-term liabilities and provisions	(9)	(14)	5
Other losses	(26)	–	(26)

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

During the current year, the Company closed the sale of Mountain Cable in Hamilton, Ontario to Rogers. The Company received proceeds, after working capital adjustments, of $398 million and recorded a gain of $50 million.

The Company incurred $8 million of costs in respect of the acquisition of Envision and the transactions with Rogers related to the sale of Mountain Cable, grant of an option to acquire the wireless spectrum licenses and purchase from Rogers of its interest in TVtropolis.

During the current year, the Company recorded a gain of $7 million on the sale of its interest in ABC Spark to Corus.

As part of the CRTC decisions approving the acquisition of Mystery and The Cave during 2012, the Company is required to contribute approximately $2 million in new benefits to the Canadian broadcasting system over seven years. Most of this contribution will be used to create new programming on Shaw Media services. The fair value of the obligation of $2 million was determined by discounting future net cash flows using appropriate discount rates and has been recorded in the income statement.

The Company recorded a $6 million gain in respect of a remeasurement to fair value of the Company’s 50% interest in Mystery and 49% interest in The Cave which were held prior to the acquisition on May 31, 2012. The fair value of the Company’s equity interest in these specialty channels held prior to the acquisition was $19 million compared to a carrying value of $13 million.

For derivative instruments where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, the Company records changes in the fair value of derivative instruments in the income statement.

The Company records accretion expense in respect of the discounting of certain long-term liabilities and provisions which are accreted to their estimated value over their respective terms. The expense is primarily in respect of CRTC benefit obligations.

Other losses generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard Landing Lot 2 Holdings Partnership. During the prior year, the category also included a pension recovery of $25 million which arose due to a plan amendment to freeze base salary levels, and a loss of $26 million related to an electrical fire and resulting water damage to Shaw Court. The loss of $26 million included $6 million of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and an asset write-down of $20 million related to the damages sustained to the building and its contents. During the current year, the Company received insurance advances of $5 million related to its claim for costs that were incurred in 2012 and incurred additional costs of $13 million in respect of ongoing recovery activities. In addition, during the current year the Company decided to discontinue further construction on a real estate project which resulted in a write-down of $14 million.

Income tax expense

The income tax expense was calculated using current statutory income tax rates of 25.9% for 2013 and 26.3% for 2012 and was adjusted for the reconciling items identified in Note 23 to the Consolidated Financial Statements.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Earnings per share

(In $millions Cdn except per share amounts)	2013	2012	Change %
Net income	784	761	3.0
Weighted average number of participating
shares outstanding during period (millions)	448	441	1.6
Earnings per share
Basic	1.64	1.62	1.2
Diluted	1.63	1.61	1.2

Net income from continuing operations

Net income was $784 million in 2013 compared to $761 million in 2012. The year-over-year changes are summarized in the table below.

Net income increased $23 million over the prior year. The current year benefited from higher operating income before amortization of $93 million, improved net other costs and revenue of $23 million, and lower interest expense of $21 million, the total of which was partially reduced by increased amortization of $45 million and higher income taxes of $69 million. The improved net other costs and revenue included the gain on the sale of Mountain Cable. The higher income taxes resulted as the comparable period benefited from a tax recovery related to the resolution of certain tax matters.

(In $millions Cdn)
Increased operating income before amortization	93
Increased amortization	(45)
Decreased interest expense	21
Change in other net costs and revenue(1)	23
Decreased income taxes	(69)

23

(1)	Net other costs and revenue includes gain on sale of cablesystem, acquisition and divestment costs, gain on sale of associate, gain on remeasurement on interests in equity investments, CRTC benefit obligations, gain on derivative instruments, accretion of long-term liabilities and provisions and other losses as detailed in the Consolidated Statements of Income.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

SEGMENTED OPERATIONS REVIEW

CABLE

FINANCIAL HIGHLIGHTS

($millions Cdn)	2013	2012	Change %
Revenue	3,266	3,193	2.3

Operating income before amortization(1)	1,582	1,502	5.3

Capital expenditures and equipment costs (net):(6)
New housing development(2)	94	100	(6.0)
Success-based(3)	203	250	(18.8)
Upgrades and enhancement(4)	380	322	18.0
Replacement(5)	46	41	12.2
Buildings and other	144	97	48.5

	867	810	7.0

Operating margin(1)	48.4%	47.0%	1.4

(1)	See key performance drivers on page 20.
(2)	Build out of mainline cable and the addition of drops in new subdivisions.
(3)	Capital and equipment costs (net) related to the acquisition of new customers, including installation of internet and digital phone modems, DCTs and commercial drops for Shaw Business customers.
(4)	Upgrades to the plant and build out of the fibre backbone.
(5)	Normal replacement of aged assets such as drops, vehicles and other equipment.
(6)	Amounts in 2013 include $110 million related to certain capital investments that are being funded from the accelerated capital fund

OPERATING HIGHLIGHTS

•	Cable revenue of $3.27 billion improved 2.3% over last year while operating income before amortization of $1.58 billion improved 5.3% over 2012.
•	Digital Phone lines increased 52,416 to 1,359,960 lines and Internet was up 28,033 to total 1,890,506 as at August 31, 2013. During the year Video subscribers decreased 109,502.
•	The Company closed the acquisition of Envision and the disposition of Mountain Cable.

Cable revenue for 2013 of $3.27 billion improved 2.3% over the prior year. Rate increases, lower promotional activity and customer growth in Internet and Digital Phone, were partially offset by lower Video subscribers, On Demand revenues and the divestiture of Mountain Cable. Also contributing to the improvement was growth in Business, including the impact of Envision. On Demand revenue was lower in the current year primarily due to the shortened NHL hockey schedule.

Operating income before amortization improved 5.3% over the prior year to $1.58 billion. Revenue related growth, lower LPIF costs, the broadcast license fee adjustment of $7 million

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

and lower various other expenses, were partially offset by higher employee related amounts due to employee growth and annual merit increases, and higher programming costs due to new services and rate increases.

During the year Shaw’s content offerings for its Shaw Go – TV Everywhere applications increased with the launch of the following apps: NFL Sunday Ticket and NBA League Pass and most recently, Global Go. Shaw customers have the added benefit of being able to access content on Shaw’s WiFi network, now with over 30,000 locations.

The Company’s focus on building out its business products continued during the year and Shaw received Metro Ethernet Forum (MEF) Carrier Ethernet 1.0 Certification for its fibre-based business ethernet services. MEF certification is the global standard for carrier ethernet services, designed to accelerate the deployment of carrier ethernet services worldwide. The certification provides customers assurance that Shaw’s fibre-based ethernet services meet or exceed standards and align to their networking needs.

Total capital investment of $867 million increased $57 million over last year. Capital investment included $110 million funded through the accelerated capital fund established with net proceeds from the strategic transactions with each of Rogers and Corus. The accelerated capital fund initiatives included next generation video delivery systems, expediting WiFi infrastructure build, continued investment in the new data centre, and increasing network capacity.

Success-based capital was $47 million lower than the prior year due to decreased Internet and Phone modem purchases and lower installation activity as well as a decline in subsidies from increased pricing for video equipment sales, partially offset by higher HD and HDPVR video equipment rentals.

Investment in Upgrades and enhancement and Replacement categories combined increased $63 million compared to 2012. The higher investment included fibre build, network and customer electronics in support of business growth, hub site and network electronics upgrades to improve internet capacity; and investment in the WiFi network and next generation video delivery systems, partially offset by prior year investment in the digital network upgrade project and residential and business telecom enhancements.

Investment in Buildings and other was up $47 million over last year. The increase was primarily due to spending on Shaw Court, the new data centre, back office infrastructure replacement projects and other corporate assets.

Spending in New housing development was comparable to the prior year.

Late in the year the Company introduced video packages that include a complimentary HD box and launched service contracts that include an HDPVR or, for an additional fee, the equipment can be upgraded to a Gateway whole-home HDPVR solution. The contracts are for a 24 month term and provide for a bundled service of Video and Internet.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

SUBSCRIBER STATISTICS

	2013	2012(1)(2)	Growth	Change %
VIDEO:
Connected	2,040,247	2,149,749	(109,502)	(5.1)
Penetration as a % of homes passed	50.9%	55.0%

INTERNET:
Connected	1,890,506	1,862,473	28,033	1.5
Penetration as % of video	92.7%	86.6%
Stand-alone Internet not included in video	320,724	252,437	68,287	27.1
DIGITAL PHONE:
Number of lines(3)	1,359,960	1,307,544	52,416	4.0

(1)	Internet and Digital Phone subscriber statistics have been restated to exclude scheduled and pending installations at August 31, 2012 and all categories have been adjusted to reflect the results of a pre-migration subscriber audit undertaken prior to the migration of customers to Shaw’s new billing system.
(2)	Subscriber numbers have been restated for comparative purposes to remove approximately 41,000 Video customers, 34,000 Internet customers and 38,000 Digital phone lines as a result of the sale of Mountain Cable.
(3)	Represents primary and secondary lines on billing.

SATELLITE

FINANCIAL HIGHLIGHTS(1)

($millions Cdn)	2013	2012	Change %
Revenue	860	844	1.9

Operating income before amortization(2)	285	293	(2.7)

Capital expenditures and equipment costs (net):
Success-based(3)	88	81	8.6
Transponders	23	2	>100.0
Buildings and other	12	11	9.1

	123	94	30.9

Operating margin(2)	33.1%	34.7%	(1.6)

(1)	The Satellite segment was previously reported as DTH and Satellite Services. These segments have been combined into a single operating segment.
(2)	See key performance drivers on page 20.
(3)	Net of the profit on the sale of satellite equipment as it is viewed as a recovery of expenditures on customer premise equipment.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

SUBSCRIBER STATISTICS

	2013	2012	Growth
Shaw Direct customers(1)	903,565	910,023	(6,458)

(1)	Including seasonal customers who temporarily suspend their service.

OPERATING HIGHLIGHTS

•	With the successful launch of Anik G1, Shaw Direct added over 140 channels to its offerings primarily in HD.
•	Shaw Direct subscribers decreased by 6,458 to 903,565.

Revenue of $860 million for 2013 was up 1.9% over last year primarily due to rate increases partially offset by increased promotional activity and lower subscribers.

Operating income before amortization of $285 million decreased 2.7% compared to 2012. The revenue related growth and broadcast license fee adjustment of $4 million were more than offset by higher employee related amounts, operating costs related to the new Anik G1 transponders, as well as increased programming fees and marketing expenses.

Total capital investment of $123 million for the current year compared to $94 million in the prior year. The higher spend in 2013 was mainly due to the final payment related to the Anik G1 transponders.

The Anik G1 satellite successfully launched in April, and in May Shaw Direct took control of 16 transponders. Shaw Direct now offers over 650 channels of which more than 200 are HD.

Currently over 70% of customers have equipment capable of accessing HD programming. Shaw Direct also offers streaming VOD to the satellite receiver with almost 10,000 available titles.

MEDIA

FINANCIAL HIGHLIGHTS

($millions Cdn)	2013	2012	Change %
Revenue	1,106	1,053	5.0

Operating income before amortization(1)	353	332	6.3

Capital expenditures:
Broadcast and transmission	13	12	8.3
Buildings/other	18	19	(5.3)

	31	31	—

Other adjustments:
CRTC benefit obligation funding	(52)	(48)	8.3
Non-controlling interests	(39)	(34)	14.7
Operating margin(1)	31.9%	31.5%	0.4

(1)	See key performance drivers on page 20.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

OPERATING HIGHLIGHTS

Current year revenue of $1.11 billion and operating income before amortization of $353 million compared to $1.05 billion and $332 million, respectively, for the prior year. Improved advertising and subscriber revenues were partially reduced by higher programming costs, and increased expenses including employee related amounts due to growth and merit increases, and various other. The current year also benefited from an expense adjustment of $3 million to align certain broadcast license fees with the CRTC billing period.

Global delivered solid programming results throughout the year with key shows such as Survivor, NCIS, Bones and Hawaii 5-0. The conventional fall programming premiered through the month of September and into early October, with a solid returning line-up combined with new drama programming that includes The Blacklist, Sleepy Hollow and Dracula. Shaw Media also added several new comedies to the fall schedule including The Millers, Sean Saves the World, and The Michael J Fox Show.

In early September Global Go launched providing 24/7 streaming of Global content plus full in-season stacking for key properties, making Shaw Media the first conventional broadcaster in Canada to offer in-season stacking.

Throughout the year, Media’s specialty portfolio consistently lead in the channel rankings in the Adult 25-54 category and closed out the year with 4 of the Top 10 analog channels, and 6 of the Top 10 digital channels. National Geographic Canada, Action, Lifetime and MovieTime held the top 4 digital positions. DTOUR, a new lifestyle channel, launched in late August adding to Shaw Media’s portfolio of specialty channels.

Global News continues to maintain the number one position in the Vancouver, Calgary and Edmonton markets and was the go to source for coverage of the Southern Alberta floods that occurred in late June. In addition, Global launched a BC All News Channel, Global News: BC1, as well as Morning News programs in Halifax and Montreal and a national half hour morning show in the current year. During 2013, Global News was the winner of the prestigious Edward R. Murrow Award for overall News excellence in network television, the first Canadian network to earn that recognition in the awards 42 year history.

The Media business was recognized during 2013 by the Canadian Cable Systems Alliance as Broadcast Supplier of the Year for its ongoing partnership and support of the independent systems in Canada.

Capital investment continued on various projects in the current year and included upgrading production equipment, infrastructure and facility investments.

IV.  FINANCIAL POSITION

Total assets were $12.7 billion at August 31, 2013 and August 31, 2012. Following is a discussion of significant changes in the consolidated statement of financial position since August 31, 2012.

Current assets increased $144 million primarily due to the reclassification of assets held for sale of $116 million and increase in accounts receivable of $53 million partially offset by a decrease in other current assets of $17 million. Assets held for sale include the assets of Historia and Series+ totaling $105 million, the majority of which is comprised of intangibles and $11 million in respect of a property which will be sold. Accounts receivable increased due to the combination of rate increases, timing of collection of trade receivables, higher advertising

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

revenue during the fourth quarter of the current year compared to the fourth quarter of the prior year and reclassification of advance bill payments to unearned revenue. Other current assets declined primarily due to a reduction in a tax indemnity upon resolution of the related income tax liabilities.

Property, plant and equipment increased $128 million primarily as a result of current year capital investment and the acquisition of Envision exceeding amortization and the impact of the sale of Mountain Cable.

Other long-term assets decreased $25 million primarily due to a decline in deferred equipment costs.

Intangibles decreased $202 million due to the sale of Mountain Cable of $245 million and reclassification of $92 million in respect of Historia and Series+ to assets held for sale partially offset by higher program rights and advances of $33 million, an increase in other intangibles of $19 million and the recognition of $87 million in customer relationships on the acquisition of Envision. Additional investment in software intangibles and acquired rights and advances exceeded the amortization for the current year.

Goodwill decreased $17 million primarily due to the sale of Mountain Cable of $81 million partially offset by $68 million on the acquisition of Envision.

Current liabilities increased $610 million due to increases in accounts payable and accruals of $48 million, current portion of long-term debt of $499 million, a promissory note of $48 million arising on the closing of the transactions with Corus, unearned revenue of $15 million and reclassification of $14 million in respect of liabilities associated with the Historia and Series+ assets held for sale, all of which were partially offset by a decrease in current income taxes payable of $20 million. Accounts payable and accruals increased due to higher trade and other payables primarily in respect of timing of capital expenditures and inventory. The current portion of long-term debt increased due to the reclassification of the 7.5% $350 million senior notes due in November 2013 and 6.5% $600 million senior notes due June 2014 partially offset by repayment of the 6.1% $450 million senior notes which were due in November 2012. Unearned revenue increased primarily due to reclassification of advance bill payments from accounts receivable. The liabilities associated with assets held for sale is primarily composed of deferred income taxes. Income taxes payable declined due to tax installment payments, the resolution of certain income tax liabilities and receipt of tax credits all of which were partially offset by the current period expense.

Long-term debt decreased $944 million due to the aforementioned reclassification of the 7.5% $350 million senior notes and 6.5% $600 million senior notes.

Other long-term liabilities decreased $330 million primarily due to the $300 million contribution to a retirement compensation arrangement trust (“the RCA”) in order to partially fund a non-registered defined benefit pension plan and a decrease in CRTC benefit obligations partially offset by current year pension expense.

Deferred credits increased $237 million primarily due to the $250 million received from Rogers in respect of the option to acquire the wireless spectrum licenses.

Deferred income tax liabilities, net of deferred income tax assets, increased $71 million primarily due to current year expense partially offset by the sale of Mountain Cable and the aforementioned reclassification of amounts in respect of Historia and Series+.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Shareholders’ equity increased $379 million primarily due to increases in share capital of $205 million and retained earnings of $223 million partially offset by a decrease in non-controlling interests of $50 million. Share capital increased due to the issuance of 9,117,845 Class B Non-Voting Shares under the Company’s option plan and DRIP. As of November 15, 2013 share capital is as reported at August 31, 2013 with the exception of the issuance of a total of 1,475,118 Class B Non-Voting Shares under the DRIP and upon exercise of options under the Company’s option plan. Retained earnings increased due to current year earnings of $746 million partially offset by dividends of $467 million and a charge of $56 million representing the difference between the consideration and the carrying value of the additional interests acquired in Food Network Canada and TVtropolis. Non-controlling interests decreased as their share of earnings was exceeded by the distributions declared during the period and the impact of the aforementioned changes in ownership of Food Network Canada and TVtropolis.

V.  CONSOLIDATED CASH FLOW ANALYSIS

Operating activities

(In $millions Cdn)	2013	2012	Change %
Funds flow from operations	1,380	1,299	6.2
Net change in non-cash working capital balances	(11)	18	>100.0

	1,369	1,317	3.9

Funds flow from operations increased over the comparative year due to higher operating income before amortization adjusted for non-cash program rights expense, lower interest and current income tax expense and the settlement of the amended cross-currency interest agreements in the prior year, all of which were partially offset by the $300 million contribution to the RCA. The net change in non-cash working capital balances related to operations fluctuated over the comparative year due to the timing of payment of current income taxes payable and accounts payable and accrued liabilities as well as fluctuations in accounts receivable.

Investing activities

(In $millions Cdn)	2013	2012	Decrease
Cash flow used in investing activities	(642)	(983)	341

The cash used in investing activities decreased over the comparable year due to the net receipt of $589 million in respect of the transactions with Rogers partially offset by the acquisition of Envision.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

Financing activities

The changes in financing activities during 2013 and 2012 were as follows:

(In $millions Cdn)	2013	2012
Bank credit facility arrangement costs	–	(4)
Repay 6.1% Senior unsecured notes	(450)	–
Dividends	(332)	(333)
Distributions paid to non-controlling interests	(19)	(26)
Contribution received from non-controlling interest	1	–
Issuance of Class B Non-Voting Shares	69	17
Repayment of Partnership debt	(1)	(1)

Cash flow used in financing activities	(732)	(347)

VI.  LIQUIDITY AND CAPITAL RESOURCES

In the current year, the Company generated $604 million of free cash flow. Shaw used its free cash flow along with cash of $5 million, the net proceeds of $589 million from the transactions with Rogers, proceeds on issuance of Class B Non-Voting Shares of $69 million and other net items of $165 million (primarily in respect of a reduction in working capital including current taxes on non-operating items) to repay the 6.1% $450 million senior notes, fund $300 million in contributions to the RCA in respect of a non-registered defined benefit pension plan, pay common share dividends of $319 million, purchase Envision for $222 million, invest an additional net $31 million in program rights and fund $110 million of accelerated capital spend. Due to timing, the net proceeds from the Rogers transactions have been temporarily used in ongoing operations to the extent the cash was not required to fund accelerated capital investments.

To allow for timely access to capital markets, the Company filed a short form base shelf prospectus with securities regulators in Canada and the U.S. on May 13, 2013. The shelf prospectus allows for the issue up to an aggregate $4 billion of debt and equity securities over a 25 month period.

On November 20, 2013 the Company repaid the 7.5% $350 million senior unsecured notes.

The Company’s DRIP allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. Class B Non-Voting Shares distributed under the Company’s DRIP are new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. The DRIP has resulted in cash savings and incremental Class B Non-Voting Shares of $126 million in 2013.

On December 5, 2012 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 7, 2012 to December 6, 2013. No shares were repurchased by the Company.

At August 31, 2013, the Company held $422 million in cash and had access to $1 billion under its credit facility. Based on the available credit facility and forecasted free cash flow, the Company expects to have sufficient liquidity to fund operations and obligations during the

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

upcoming fiscal year. On a longer-term basis, Shaw expects to generate free cash flow and have borrowing capacity sufficient to finance foreseeable future business plans and refinance maturing debt.

Debt structure and financial policy

Shaw structures its borrowings generally on a stand-alone basis. The borrowings of Shaw are unsecured. While certain non-wholly owned subsidiaries are subject to contractual restrictions which may prevent the transfer of funds to Shaw, there are no similar restrictions with respect to wholly-owned subsidiaries of the Company.

Shaw’s borrowings are subject to covenants which include maintaining minimum or maximum financial ratios. At August 31, 2013, Shaw is in compliance with these covenants and based on current business plans, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants over the life of the borrowings. As at August 31, 2013, the ratio of debt to operating income before amortization for the Corporation is 2.3 times.

Having regard to prevailing competitive, operational and capital market conditions, the Board of Directors has determined that having this ratio in the range of 2.0 to 2.5 times would be optimal leverage for the Corporation in the current environment. Should the ratio fall below this the Board may choose to recapitalize back into this optimal range. The Board may also determine to increase the Corporation’s debt above these levels to finance specific strategic opportunities such as a significant acquisition or repurchase of Class B Non-Voting Participating Shares in the event that pricing levels were to drop precipitously.

Off-balance sheet arrangement and guarantees

Guarantees

Generally it is not the Company’s policy to issue guarantees to non-controlled affiliates or third parties; however, it has entered into certain agreements as more fully described in Note 25 to the Consolidated Financial Statements. As disclosed thereto, Shaw believes it is remote that these agreements would require any cash payment.

Contractual obligations

The amounts of estimated future payments under the Company’s contractual obligations at August 31, 2013 are detailed in the following table.

CONTRACTUAL OBLIGATIONS

	Payments due by period
(In $millions Cdn)	Total	Within 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt(1)	8,328	1,241	793	815	5,479
Operating obligations(2)	2,296	745	583	323	645
Purchase obligations(3)	162	157	2	2	1
Other obligations(4)	53	48	5	–	–

	10,839	2,191	1,383	1,140	6,125

(1)	Includes principal repayments and interest payments.

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 31, 2013

(2)	Includes maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities and premises and exclusive rights to use intellectual property in Canada.
(3)	Includes capital expenditure and inventory purchase commitments.
(4)	Includes other financial liabilities and are in respect of a promissory note and program rights.

VII.  ADDITIONAL INFORMATION

Additional information relating to Shaw, including the Company’s Annual Information Form dated November 29, 2013, can be found on SEDAR at www.sedar.com.

VIII.  COMPLIANCE WITH NYSE CORPORATE GOVERNANCE LISTING STANDARDS

Disclosure of the Company’s corporate governance practices which differ from the New York Stock Exchange (“NYSE”) corporate governance listing standards are posted on Shaw’s website, www.shaw.ca (under Investors/Corporate Governance/Compliance with NYSE Corporate Governance Listing Standards).

IX.  CERTIFICATION

The Company’s Chief Executive Officer and Chief Financial Officer have filed certifications regarding Shaw’s disclosure controls and procedures and internal control over financial reporting.

As at August 31, 2013, the Company’s management, together with its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of each of the Company’s disclosure controls and procedures and internal control over financial reporting. Based on these evaluations, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures and the Company’s internal control over financial reporting are effective.

There were no changes in the Company’s internal controls over financial reporting during the fiscal year that have materially affected or are reasonably likely to materially affect Shaw’s internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.